Precision Drilling Trust
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”), prepared as at March 10, 2010 focuses on the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all-inclusive, as it does not include all changes regarding general economic, political, governmental and environmental events. Additionally, other events may or may not occur which could affect Precision Drilling Trust (the “Trust” or “Precision”) in the future. In order to obtain an overall perspective, this discussion should be read in conjunction with the “Cautionary Statement Regarding Forward-Looking Information and Statements” and the audited Consolidated Financial Statements and related Notes. The effects on the Consolidated Financial Statements arising from differences in generally accepted accounting principles (“GAAP”) between Canada and the United States are described in Note 21 to the Consolidated Financial Statements. Additional information relating to the Trust, including the Annual Information Form, has been filed with SEDAR and is available at www.sedar.com.
2     MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
This Annual Report contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively the “forward-looking information and statements”). Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
Forward-looking information and statements are included throughout this Annual Report including under the headings “Business Overview”, “Vision and Strategy”, “Outlook”, “Resources Needed to Succeed in a Cyclical Business”, “Operating Capabilities”, “Key Performance Drivers”, “Capital and Liquidity Management”, “Consolidated Financial Results”, “Critical Accounting Estimates, New Accounting Standards and International Financial Reporting Standards”, “Overview of Business Risks”, “Evaluation of Disclosure Controls and Procedures” and include, but are not limited to statements with respect to: 2010 expected cash provided by continuing operations; 2010 capital expenditures, including the amount and nature thereof; suspension of distributions on Trust Units and payments on Exchangeable Units; performance of the oil and natural gas industry, including oil and natural gas commodity prices and supply and demand; expansion, consolidation and other development trends of the oil and natural gas industry; demand for and status of drilling rigs and other equipment in the oil and natural gas industry; costs and financial trends for companies operating in the oil and natural gas industry; energy consumption trends; our business strategy, including the 2010 strategy, growth plans and outlook for our business segments; expansion and growth of our business and operations, including diversification of our earnings base, safety and operating performance, the size and capabilities of our drilling and service rig fleet, our market share and our position in the markets in which we operate; demand for our products and services; our management strategy; labour shortages; climatic conditions; the maintenance of existing customer, supplier and partner relationships; supply channels; accounting policies and tax liabilities; statements regarding our proposed conversion to a corporation; the anticipated benefits of conversion; timing of the conversion; expected payments pursuant to contractual obligations; the prospective impact of recent or anticipated regulatory changes; financing strategy and compliance with debt covenants; credit risks; and other such matters.
All such forward-looking information and statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking information and statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: the impact of general economic conditions in Canada and the United States; world energy prices and government policies; the availability of credit and equity globally to both Precision and the oil and gas companies that are its customers; consumer confidence and the duration of any recessionary period; industry conditions, including capital spending decisions; priority placed on high-performance rigs in resource plays; the adoption of new environmental, taxation and other laws and regulations and changes in how they are interpreted and enforced; the impact of initiatives by the Organization of Petroleum Exporting Countries and other major petroleum exporting countries; the effect of weather conditions on operations and facilities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the existence of operating risks inherent in well servicing, contract drilling and ancillary oilfield services; volatility of oil and natural gas prices; oil and natural gas product supply and demand; fluctuations in the level of oil and natural gas exploration and development activities; risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations; increased competition; our ability to enter into, and the terms of future contracts; consolidation among our customers; risks associated with technology; political uncertainty, including risks of war, hostilities, civil insurrection, instability or acts of terrorism; the lack of availability of qualified personnel or management; credit risks; increased costs of operations, including costs of equipment; the effect of the Canadian federal government’s SIFT rules; failure to realize the anticipated benefits of our proposed conversion to a corporation; fluctuations in interest rates; stock market volatility; safety performance; foreign operations; foreign currency exposure; dependence on third party suppliers; opportunities available to or pursued by us; and other factors, many of which are beyond our control.
These risk factors are discussed in the Annual Information Form and Form 40-F on file with the Canadian securities commissions and the United States Securities and Exchange Commission and available on SEDAR at www.sedar.com and the website of the U.S. Securities and Exchange Commission at www.sec.gov, respectively. Except as required by law, Precision Drilling Trust, Precision Drilling Limited Partnership and Precision Drilling Corporation disclaim any intention or obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.
The forward-looking information and statements contained in this Annual Report are expressly qualified by this cautionary statement.
PRECISION DRILLING TRUST 2009 ANNUAL REPORT     3

Precision Drilling Trust
BUSINESS OVERVIEW
SELECT FINANCIAL AND OPERATING INFORMATION
(Stated in thousands of Canadian dollars, except per unit amounts)

		% Increase		% Increase		% Increase
Years ended December 31,	2009	(Decrease)	2008	(Decrease)	2007	(Decrease)

Revenue	$1,197,446	8.7	$1,101,891	9.2	$1,009,201	(29.8)
EBITDA (1)	407,001	(6.8)	436,536	(0.1)	437,075	(34.6)
Net earnings	161,703	(46.6)	302, 730	(12.4)	345, 776	(40.3)
Cash provided by continuing operations	504,729	46.8	343, 910	(29.0)	484, 115	(20.6)
Capital spending: (2)
Upgrade capital expenditures	30,303	(49.0)	59, 454	29.3	45, 970	(50.1)
Expansion capital expenditures	163,132	(4.1)	170, 125	20.7	141,003	(17.5)
Proceeds on sale	(15, 978)	53.0	(10, 440)	81.0	(5, 767)	(80.3)

Net capital spending	177,457	(19.0)	219, 139	20.9	181,206	(22.5)
Distributions declared — cash	6,408	(96.8)	200, 659	(18.6)	246, 485	(44.9)
Distributions declared — in-kind	—	(100.0)	24,029	(20.4)	30, 182	23.1
Earnings per unit:
Basic	0.65	(70.9)	2.23	(13.2)	2.57	(40.4)
Diluted	0.63	(71.7)	2.23	(13.2)	2.57	(40.4)
Distributions declared per unit — cash	0.04	(97.4)	1.56	(20.4)	1.96	(44.9)
Distributions declared per unit — in-kind	—	(100.0)	0.15	(37.5)	0.24	23.1

Drilling rig utilization days:
Canada	21,229	(38.4)	34, 488	(0.2)	34,572	(32.3)
United States	22,672	183.2	8,006	281.6	2,098	n/m
International	710	346.5	159	n/m	—	n/m
Service rig operating hours:
Canada	207,361	(38.1)	335, 127	(5.9)	355, 997	(25.9)

(1)	EBITDA is a non-GAAP measure and is defined as earnings before interest, taxes, loss on asset decommissioning, depreciation and amortization and foreign exchange. See page 48.

(2)	Excludes acquisitions.

n/m calculation not meaningful.
4     MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL POSITION AND RATIOS
(Stated in thousands of Canadian dollars, except ratios)

Years ended December 31,	2009	2008	2007

Working capital	$320,860	$345,329	$140,374
Working capital ratio	3.5	2.0	2.1
Long-term debt (1)	$748,725	$1,368,349	$119,826
Total long-term financial liabilities	$775,418	$1,399,300	$133,722
Total assets	$4,191,713	$4,833,702	$1,763,477
Enterprise value (2)	$2,536,477	$2,636,170	$1,877,139
Long-term debt to long-term debt plus equity (1)	0.22	0.37	0.08
Long-term debt to cash provided by continuing operations (1)	1.48	3.98	0.25
Long-term debt to enterprise value (1)	0.30	0.52	0.06

(1)	Excludes current portion of long-term debt which is included in working capital and is net of unamortized debt issue costs.

(2)	Unit price as listed on the Toronto Stock Exchange as at December 31 multiplied by the number of units outstanding plus long-term debt minus working capital. See page 23.
OVERVIEW
For the first time in Precision’s operating history, which stretches back over five decades, 2009 revenues and assets in the United States exceed those in Canada. This is the result of Precision’s strategy to grow and diversify its operating presence into growth markets that reward high performance capabilities. Precision is now positioned in most of the emerging resource or shale plays throughout North America. Through steps taken over the past two years, Precision is positioned to benefit from rising customer demand brought about through industry advances in horizontal drilling and multi-stage completion techniques.
Precision entered 2009 having just closed the acquisition of Grey Wolf, Inc. (“Grey Wolf”). The Trust’s long-term debt was substantially increased due to the acquisition. Because of the then deteriorating market conditions, Precision’s priorities for 2009 were to:
1.	improve the balance sheet;

2.	integrate Grey Wolf; and

3.	continue to provide high performance, high value service to customers.
Fiscal 2009 was a very difficult year for the oil and gas service sector. The global banking and general economic distress that started in 2008 continued into 2009, leading to significantly reduced oil and gas commodity prices. This resulted in reduced spending by Precision’s customers and led to the sharpest decline in drilling and well service activity since the early 1980s. Despite improvements in late 2009, demand for oilfield services throughout the year was significantly below the peak levels seen in 2007 and early 2008.
Nevertheless, Precision was able to deliver on all three of its priorities during the year.
1.	First, with regard to the balance sheet, Precision was able to reduce long-term debt throughout the year and lowered the Trust’s debt to total capitalization ratio to 0.22 at December 31, 2009 from 0.37, a year earlier. This improvement was accomplished through a series of measures that included Trust unit issuances, debt refinancing and through internally generated cash flow that was used to reduce debt. These transactions were accomplished in spite of some of the toughest times in the equity and debt markets in the past two decades. These transactions were necessary to improve the capital structure of the Trust and to position the Trust for growth in 2010 and beyond.

2.	The integration of Grey Wolf was substantially completed during 2009. Personnel were realigned, and information and operating system decisions and implementations were planned and executed during the year. Precision’s supply chain support system was expanded into the United States with the opening of Grey Wolf Supply mid-year which is now supplying all of the United States rigs. Maintenance and manufacturing processes and systems are being established in the United States and 2010 should provide additional cost savings from these activities.
PRECISION DRILLING TRUST 2009 ANNUAL REPORT      5

3.	The people of Precision continue to perform at a very high level. Precision continues to deliver our customers the high performance, high value service that they have come to expect. Safety of our people is the top core value for Precision, and 2009 produced the best safety record in Precision’s history. Precision is not resting on our 2009 results and the Trust continues to move towards “Target Zero” which is Precision’s goal of no work place incidents. Precision is proud to be one of the contractors of choice for several major and large independent exploration and production companies in North America. In fact, Precision earned “Contractor of the Year” honours from a major oil company for its United States operations during 2009.
VISION AND STRATEGY
Precision’s vision is to be recognized as the high performance, high value provider of services for global energy exploration and development. Precision’s people, systems and rigs are capable of drilling and servicing customer requirements with consistent results which reduces the cost and risk for our customers. Precision’s unique combination of superior people, critical size, drilling technology, vertical integration and superior business systems provides a strong competitive advantage for the Canadian and United States markets and for international expansion.
Precision’s strategy is aligned for and dedicated to growth. The organic growth into the United States in 2007 and 2008 was the first step in the growth outside of Canada. This was followed by the acquisition of Grey Wolf in late 2008. The improvement of the balance sheet and debt restructuring during 2009 was the next step. The proposed conversion to a corporation will help facilitate Precision’s growth plans. Priorities for 2010 are changed from 2009 as Precision is in a position to again seize market growth opportunities. Those opportunities are expected to come in the form of new build Super Series® rigs, existing rig upgrades, international deployment of assets and the potential acquisition of additional assets. Precision’s corporate and competitive growth strategies are designed to optimize resource allocation and differentiate Precision from the competition.
Precision also expects that during 2010 the Trust will be able to generate sufficient cash flow from operations to allow it to have the financial flexibility to manage its growth plan going forward. This flexibility is expected to be in the form of cash on the balance sheet as well as access to the Trust’s debt facilities. Precision is very cognizant of the cyclicality of the oilfield services industry and will be prudent in the use of financial resources.
In terms of business segments, Precision sees growth for its Contract Drilling Services’ land drilling rig fleet. The growth opportunities are less obvious for the Completion and Production Services’ service rig fleet due to excess equipment capacity in the Western Canada Sedimentary Basin (“WCSB”) and throughout North America. However, with challenge comes opportunity to consolidate smaller, less efficient competitors and to seize opportunities to expand services to address rig-less completions and production work associated with many horizontal wells.
6      MANAGEMENT’S DISCUSSION AND ANALYSIS

During 2010, Precision will continue to build on its high performance, high value vision. Further improvements in safety, assets and systems are planned, as customers demand ever increasing performance as they develop the technically challenging unconventional shale plays. Precision will continue to internally develop and challenge its people to seize opportunities.
OUTLOOK
The effects of a weak global economy and resulting low energy commodity prices continued throughout most of 2009. While the economy has begun to show initial signs of stabilization and oil pricing has recovered from its low, there remains considerable demand uncertainty for both oil and natural gas and this has led to low underlying customer demand for oilfield services. There are signs in the market that these trends may be reversing as Precision is seeing higher customer demand in all of its service areas. However, the rate and duration of this improvement in demand cannot be determined at this time.
Moving into the first quarter of 2010, industry fundamentals for natural gas are beginning to show modest improvements. Storage levels for natural gas in the United States have moved down into the range of the last five year’s storage levels and natural gas prices are slightly higher than they were a year ago and considerably higher than the third quarter of 2009. Supplies of natural gas, especially from unconventional resource plays in Texas and Louisiana, came on line in late 2008 and early 2009 from drilling activity which peaked in 2008. A significant portion of these wells, and the associated gas production gains, are subject to high depletion rates and the reduction in drilling is beginning to show in the decreases in recently reported production levels.
Despite this recent improvement, uncertainty remains for the United States natural gas markets, as concerns over consumption and the global economy continue to overshadow lower Canadian imports and the drop in active North American rigs drilling for natural gas. Based upon the latest available data, United States natural gas supply has declined modestly from peak levels achieved in mid 2009 and Precision expects the supply of natural gas to show additional declines over the next several quarters as active gas rig counts remain relatively low. Subject to demand volatility, this should lead to higher commodity prices and support a continued recovery in gas drilling activity.
While equipment utilization levels are beginning to improve for both of Precision’s business segments, Contract Drilling and Completion and Production Services, there still remains competitive price pressure on all of Precision’s service offerings. During the last nine months in the United States, there has been a steady increase in the number of drilling rigs operating and as such Precision is seeing modest dayrate increases on recent spot market contracts. In Canada, there has been a recent seasonal increase in rigs working that is exceeding early 2009 levels. In both Canada and the United States, virtually all of Precision’s Tier I rigs are working as compared with about 60% of the Tier II rigs and 20% of the Tier III rigs. Precision expects low Tier III utilization to persist into 2010 and potentially longer depending on natural gas pricing recovery. Customers have provided very little visibility regarding their oilfield service plans and expenditures for the summer 2010 drilling season in Canada. In the United States, Precision expects the working rig count to continue to modestly improve as we move through 2010, subject to changes in commodity prices.
PRECISION DRILLING TRUST 2009 ANNUAL REPORT      7

Precision continues to carry a strong portfolio of term customer contracts that help mitigate the effects of the downturn. Precision expects to have an average of approximately 75 drilling rigs under day work term contracts in North America in the first quarter of 2010 and an average of 71 for the second quarter. These term contract totals include four rigs in the United States that are currently not working but receiving margin revenue from customers. In Canada, a term contracted rig generates about 200 to 250 utilization days a year due to the seasonal nature of well access whereas in most regions of the United States Precision expects about 350 utilization days per year from a term contract drilling rig.
For 2010, Precision expects to have an average of approximately 34 drilling rigs in Canada under term contracts, 31 in the United States and one in Mexico, for a total of 66 for the full year. For the 2011 calendar year, Precision expects an average of approximately 37 drilling rigs to be generating revenue under existing term contracts, with 20 in Canada and 17 in the United States. Precision’s contracts continue to be honoured by its customers although in some cases, term revisions have been negotiated within original economic terms or paid out. Precision currently expects that additional term contracts for existing equipment will be entered into during 2010 as there are current negotiations with several customers in Canada and the United States.
Precision expects to keep non-expansion capital expenditures at low levels. For 2010, Precision expects to have capital expenditures of $75 million, which includes $50 million in sustaining, upgrade and infrastructure expenditures and $25 million is planned for performance enhancements to improve the Tier classification of 10 to 15 drilling rigs during the year. Currently, there are potential market opportunities to construct several new rigs and Precision may allot new expansion capital subject to customer term contract economics.
Despite persistent market uncertainty and near term challenges, the future of the global oilfield service industry remains promising. Precision has positioned its rig fleet in most of the onshore growth basins in North America and this is expected to provide an opportunity to demonstrate its value to customers through delivery of high performance, high value services that deliver lower customer well costs and strong relative margins to Precision.
ABOUT PRECISION
Precision is a provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and a wide array of rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.
8     MANAGEMENT’S DISCUSSION AND ANALYSIS

Precision Drilling Trust
RESOURCES NEEDED TO SUCCEED IN A CYCLICAL BUSINESS
Precision operates in an inherently challenging cyclical industry; the energy services business. There are a number of business risks associated with the volatility of an industry that is dependent on global oil economics and the more regional energy source, natural gas. The key risks are referenced later in this report.
To excel in this environment, Precision operates through a business model to control risk and optimize performance. The model is directly linked to competitive strategy and is evidenced by Precision’s operating capabilities. Both business segments deploy assets and services that are capital intensive, technology oriented and people dependant. The combination thereof provides a level of service to customers that dictates a company’s brand and reputation. The essential elements of service also include safety and environmental considerations. These factors in combination lead to operating proficiency and profitability throughout the business cycle. Invariably they also lead to growth opportunities to diversify and increase market share.
Through this section, management is presenting its views of Precision’s business and the resources needed to succeed. Understanding the oil and gas industry and the factors that impact demand for oilfield services is important to assess risk factors that affect Precision’s long-term strategy and financial performance.
FUNDAMENTALS OF THE ENERGY SERVICES INDUSTRY
Management believes that hydrocarbon energy sources, oil and natural gas, are low cost energy sources and there is a continuing global dependency to replace existing production levels which will remain viable for decades. Alternate energy sources are necessary, but will take time and technology for improved economics and infrastructure to develop.
The shift from conventional to unconventional oil and natural gas production requires higher capacity equipment and technical expertise. The gradual steady shift in the drilling of more horizontal wells and fewer vertical wells is evidence of this trend.
Multi-stage horizontal completion techniques are re-opening many basins to renewed drilling in North America. This is an emerging development that is gaining credibility, an exciting opportunity for industry to extract greater production from known resource regions previously thought to be uneconomical.
GLOBAL MARKETS
Global economic growth and prosperity drives energy consumption. Crude oil and to a lesser extent natural gas are the most dominant and versatile sources of energy in developed countries while crude oil and coal are the dominant sources of energy in developing countries. Oil and its by-products are currently the most important fuel for the transportation industry as there are few alternatives that can compete economically. Oil and natural gas are major fuel sources for generating heat and electricity and are critical building blocks for countless consumer products.

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     9

The impact of the recent economic recession in many economies has led to a decrease in global energy demand and oil and natural gas commodity pricing for most of 2009. As a result, there has been a significant decline in capital investment directed towards energy exploration and development.
Looking longer term, the worldwide population continues to grow and is expected to rise 1.0% per year causing higher energy demand into the future. From a reference year of 2006, energy consumption is projected by the United States government Energy Information Administration (“EIA”) to increase 44% by 2030 with oil, natural gas and coal meeting approximately 83% of global demand, as depicted in the graphs below. World oil consumption is predicted to rise about 1.0% per year during this period due largely to growing demand in China, India and other developing countries. Delivering reliable and affordable energy for these fast-growing and upwardly mobile populations is a major challenge, with security of supply an important theme. The EIA is forecasting natural gas consumption increases of 1.6% on average per annum to 2030 as rising oil prices and environmental considerations increase the demand for natural gas as an alternative fuel in industrial and electrical sectors in developed and developing economies.
Commodity prices over the last two years have moved lower with the economic crisis of 2008 and have staged a recovery as demand and supply fundamentals tightened. As highlighted in the following chart, oil prices have recovered since the first quarter of 2009 while natural gas has languished until very recently. This has partially mitigated the steep decline in customer demand associated with natural gas wells as natural gas pricing continues to be relatively low due to high United States underground storage levels and domestic production.

10     MANAGEMENT’S DISCUSSION AND ANALYSIS

Natural gas prices in North America have been below most global price points for liquefied natural gas (“LNG”) and LNG imports to the United States market have remained at relatively low levels. LNG is a fungible commodity the movement of which is subject to demand fluctuations with supply trending to high priced markets, such as Europe and Asia. In North America, LNG is an important future source of supply that could offset production declines from mature reservoirs and help meet future natural gas demand. However, higher domestic natural gas production from shale gas reservoirs, such as the Barnett in Texas, has reduced the need for LNG and Canadian imports.
NORTH AMERICAN MARKETS
The economics of the oilfield service industry are linked to these global fundamentals in combination with regional opportunities. Important regional drivers for the industry in North America include the underlying hydrocarbon make-up of the various basins and the existence of established, competitive and efficient service infrastructure.
As commodity prices vary so does industry cash flow to fund exploration and development, especially the pace of investment in unconventional production. Increasingly, the benefits of new drilling and completion technology, along with improved economics, have driven customers to drill more complex wells in emerging and well-known basins throughout North America. Precision has expanded its rig count in many of these areas and is poised to benefit from further improvements as fundamentals strengthen and customer demand increases. As depicted in the map of North America, Precision’s drilling rig fleet is positioned in virtually every resource play from northern Canada to the southern United States.

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     11

ECONOMIC DRIVERS
Providing oil and natural gas products to consumers involves a number of players, each taking on different risks in the exploration, production, refining and distribution processes. Exploration and production companies, Precision’s customers, assume the risk of finding hydrocarbons in reservoirs of sufficient size to economically develop and produce. The economics are dictated by the current and expected future margin between the cost to find and develop hydrocarbons and the eventual price of these products; the wider the margin, the greater the incentive to undertake these risks.
Exploration and development activities include acquiring access to prospective lands, seismic surveying to detect hydrocarbon bearing structures as well as faults and traps within the structure, drilling wells and completing successful wells for production. Exploration and production companies hire oilfield service companies to perform the majority of these tasks. The revenue of an oilfield service company is part of the finding and development costs for an exploration and production company.
The economics of an oilfield service company are largely driven by the price of crude oil and natural gas realized by its customers. Since oil can be transported relatively easily, it is priced in a global market influenced by an array of economic and political factors while natural gas continues to be priced in continental markets.
As previously noted, drilling dynamics have changed with recent technological advancements in fracturing, stimulation and horizontal drilling that have brought about a paradigm shift from the development of conventional to the development of unconventional natural gas and oil reservoirs in North America. This is especially prevalent in the exploitation of existing and emerging shale gas plays in the United States where pipeline takeaway capacity improvements have occurred. The application of these new technologies in unconventional drilling in North America has provided significant productivity gains in certain United States shale gas plays.
These technological improvements are evident in the proportion of wells drilled using directional and horizontal well programs. As shown in the graph below, the trend in Canada away from vertical wells to the more demanding requirements of directional/horizontal well programs is very consistent. Precision’s rig fleet in Canada has been engaged by customers on these wells to a greater degree than industry, demonstrating Precision’s high performance capabilities.
Technological innovations have been a major factor in the natural gas production increase for the United States. These productivity gains have reduced the reliance on Canada as a source of natural gas supply. The following graph reflects the natural gas production increases realized since early 2006 in the United States as new technologies have been employed to enhance and bring forward the productive life of unconventional natural gas wells.

12     MANAGEMENT’S DISCUSSION AND ANALYSIS

However, lower Canadian drilling levels for natural gas targets have been in play for a longer period and the decline in production is clearly evident. The lower drilling activity in Canada was influenced by reduced consumption in the United States and by low cost new production growth from shale gas basins in the United States. The graph below depicts the decline in Canadian natural gas production due to factors previously discussed and compounded by Alberta government royalty changes.
Drilling Rig Activity in Canada and the United States
The United States active drilling rig count increased from about 1,400 rigs in 2005 to a peak of about 1,950 rigs in late 2008. The economic downturn led to a low in 2009 of about 800 active drilling rigs before recovering to about 1,200 by year-end. With recent economic stability and improving commodity prices, Precision’s high performance drilling rig fleet in the United States has been the first to experience a recovery in activity. Within Canada, the cyclical nature of the oilfield services business due to seasonality factors and low commodity pricing continues to affect the demand for drilling rig services. Due to declining volumes of natural gas exports to the United States, higher pipeline transportation costs have further deteriorated producer economics.
Here again, customers require cost efficiency in all aspects of their finding and development costs and lead toward increased demand for high performing assets. The demand for premium rigs is further supported by a higher level of operating specifications associated with increased exploitation of unconventional resource basins in North America. Demand for high performing drilling rigs continues to grow and garner premium pricing while displacing underperforming rigs in the process.

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As the charts above demonstrate, seasonal volatility in drilling rig activity is far greater in Canada.
OPERATING CAPABILITIES
Precision’s operating capabilities provide cost effective services and solutions to our customers. Precision prides itself on providing quality equipment operated by highly experienced and well trained crews. Additionally, Precision strives to align its capabilities with evolving technical requirements associated with more complex well bore programs. Customer relationships are fundamental to Precision’s success and the recognition of our high performance, high value capability is based largely on our ability to deliver.
High Performance Drilling Rigs
Precision Drilling is focused on providing more cost efficient drilling technologies. Design innovations and technology improvements capture incremental time savings throughout all phases of the well drilling process, including multi-well pad capability and rig mobility between wells.
The versatile Super Single® design utilizes technical innovations in safety and drilling efficiency for slant or directional drilling on single or multiple well pad locations in shallow to medium depth wells. It has proven to be extremely efficient on conventional vertical wells and has drilled in many regions of the world. Super Single® rigs utilize extended length tubulars, an integrated top drive and innovative unitization to facilitate quick moves between well locations. A small footprint minimizes environmental impact. Enhanced safety features such as remote control tubular handling reduce the exposure of employees to potentially hazardous operations.

14     MANAGEMENT’S DISCUSSION AND ANALYSIS

A scaled-down version without slant capability, the Super Single® Light, also features an integrated top drive and remotely controlled tubular handling and is unitized within a trailer to reduce the load count for efficient moving, rig up and tear down for the shallow well depth market.
Triple rigs have greater hoisting capacity and are used in deeper exploration and development drilling. The Super Triple® electric rigs are designed to keep the truck load count as low as possible using widely available conventional rig moving equipment. Power capabilities are a major design criterion for the new Super Triple® rigs. Drilling productivity and reliability with AC power drive and electronic control systems provide added precision and measurability that precisely control weight, rotation and torque on the drill bit. These rigs use extended length drill pipe, an integrated top drive and remotely controlled tubular handling equipment.
Large Diversified Rig Fleets
Precision’s large diverse fleet of rigs is strategically deployed across the most active regions in North America including most of the major unconventional oil and gas fields. When an oil and gas company needs a specific type or size of rig in a given area, there is a high likelihood that a Precision rig will be readily available. Geographic proximity and fleet capability make Precision a versatile provider of high performance, high value services to its customers. Precision’s fleet can drill virtually all types of on-shore conventional and unconventional oil and natural gas wells in North America.
Precision’s service rigs provide completion, workover, abandonment, well maintenance, high pressure and critical sour gas well work and well re-entry preparation across the WCSB. The rigs are supported by three field locations in Alberta, two in Saskatchewan, one in Manitoba and one in British Columbia.
Snubbing units complement traditional natural gas well servicing by allowing customers to have work done on wells while they are pressurized and production has been suspended. Precision has two types of snubbing units – rig assist and self-contained. Self-contained units do not require a service rig on site and are capable of snubbing and performing many other well servicing procedures.
Inventory of Ancillary Equipment
Precision has a large inventory of equipment, including portable top drives, loaders, boilers, tubulars and well control equipment, to support its fleet of drilling and service rigs to meet customer requirements. Precision also maintains an inventory of key rig components to minimize downtime in the event of equipment failures.
In support of drilling rig operations, LRG Catering supplies meals and provides accommodation for rig crews at remote worksites. Terra Water Systems plays an essential role in providing wastewater treatment services as well as potable water production plants for LRG Catering and other camp facilities. Precision Rentals supplies customers with an inventory of specialized equipment and wellsite accommodations.
Safety, Environmental and Employee Wellness Programs
Safety, environmental stewardship and employee wellness is critical for Precision and its customers. The focus on working safely is one of Precision’s most enduring values. The goal of Target Zero – Precision’s safety vision for eliminating workplace incidents – is derived from a fundamental belief that all injuries can be prevented. In 2009, 331 of Precision’s drilling rigs and 209 of Precision’s service rigs achieved Target Zero. Precision continues to embrace technological advancements which make operations safer.

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     15

Well-maintained Equipment
Precision reinvests capital to sustain and upgrade existing property, plant and equipment. Equipment repair and maintenance expenses are benchmarked to activity levels in accordance with Precision’s maintenance and certification programs. Precision employs systems to track key preventative maintenance indicators for major rig components to record equipment performance history, schedule equipment certifications, reduce downtime and allow for better asset management.
Precision benefits from internal services for equipment certifications and component manufacturing provided by Rostel Industries and for standardization and distribution of consumable oilfield products through Columbia Oilfield Supply in Canada and Grey Wolf Supply in the United States.
Upgrade capital spending has been reduced over the past three years as activity has been overweighted to high capability equipment and challenging conditions have limited economics associated with upgrade opportunities. Precision continues to upgrade essential elements like tubulars and engines on drilling rigs and the freestanding of certain service rigs.
Employees
As a service company, Precision is only as good as its people. An experienced, competent crew is a competitive strength and is highly valued by customers. To recruit field employees, Precision uses centralized personnel hiring, orientation and training programs in Canada. In the United States, these functions are managed on a more decentralized basis to align with regional labour and customer service requirements. Precision works to ensure its ability to meet future field personnel requirements through programs like its “Toughnecks” recruiting program.
Information Systems
Precision’s commitment to maintain a fully integrated enterprise-wide reporting system has improved business performance through real-time access to information across all functional areas. All of Precision’s divisions operate on a common integrated system using standardized business processes for finance, payroll, equipment maintenance, procurement and inventory control.
Precision continues to invest in information systems that provide competitive advantages. Electronic links between field and financial systems provide accuracy and timely processing. This repository of rig data improves response time to customer enquiries. Rig manufacturing projects benefit from scheduling and budgeting tools as economies of scale can be identified and leveraged as construction demands increase.

16     MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY PERFORMANCE DRIVERS
Customer economics are dictated by the current and expected margin between the price at which hydrocarbons are sold and the cost to find and develop those products. Some of the key business, customer and industry indicators that Precision monitors are:
Safety Management
Precision’s culture is built on the foundation of a Target Zero attitude. Precision believes that the workplace and organization can be free from injuries, equipment damage and adverse environmental impact. Safety performance is a fundamental contributor to operating performance and the financial results Precision generates. Safety is tracked through an industry standard recordable frequency statistic which is measured to benchmark successes and identify areas for improvement. Precision has continued to improve its safety management by tracking and measuring all injuries regardless of severity. Even minor injuries can be a leading indicator for the potential of a more serious incident.
Environmental Management
Precision has long been aware of the necessity to develop key solutions in order to minimize energy waste and, through the use of AC Electric power generation and variable frequency drive technologies, Precision achieves efficiency over conventional methods. Precision’s rigs are equipped with heat generation equipment which allows a higher energy of heat output per amount of energy used, in accordance with more efficient heat distribution during winter months, while providing flexible heat dissipation in warmer months. Precision has always been a leader in vertical integration and committed to improving operations. This includes retrofit power applications which are equipped with higher efficiency engines for maximum effectiveness. Precision’s equipment, supplies, and technology are continually reviewed to improve life cycles, reduce energy, and lessen the impact of disposal.
Management of byproducts in daily operations is essential to the quality of lives for all individuals, and as part of its “down to earth” approach, Precision is aware of the critical importance that must be placed on the issues of climate change and atmospheric disturbance. Precision is addressing this issue of climate change through feasibility studies on the use of natural gas injection and exhaust treatment systems on diesel engines, which effectively reduces the CO2 levels released into the atmosphere. At the same time, we participate in the recycling of all oils used, and have implemented our own spill containment devices for use under equipment and around areas of high exposure. Our electric rigs can also be modified to function on “high-line power” allowing for zero local emissions.
Precision is committed to developing solutions that support a sustainable society, which includes research on alternative methods for fuel types in power and heat generation, “reduced footprint” and “zero disturbance” rig designs, developing waste energy recovery systems and reduced move loads per rig.
Operating Efficiency
Precision maximizes the efficiency of operations through equipment proximity to work sites, operating practices and versatility. Reliable and well maintained equipment minimizes downtime and non-productive time during operations. Information is gathered from daily drilling log records stored in a database and analyzed to measure productivity, efficiency and effectiveness. This analysis of downtime is integral as a measure of operating effectiveness.

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     17

Key factors which contribute to lower customer well costs are:
•	Mechanical downtime is minimized through preventative maintenance programs, detailed inspection processes, an extensive fleet of strategically placed spare equipment, an in-house supply chain, and regular equipment upgrades; and

•	Non-productive time, or move, rig-up and rig-out time, which is minimized by decreasing the number of truck loads per rig, using lighter truck loads, and using mechanized equipment for safer and quicker rig operations.
Customer Demand
Precision’s fleet is geographically dispersed to meet customer demands. Relationships with customers, industry knowledge and new well licenses provide Precision with the information necessary to evaluate its marketing strategies. The ability to provide customers with some of the most innovative and advanced rigs in the industry increases the value of the rig to the customer as they can reduce total well cost. Industry rig utilization statistics are also tracked to evaluate Precision’s performance against competitors.
Workforce
Precision closely monitors crew availability for field operations. Precision focuses on providing a safe and productive work environment, opportunities for advancement and added wage security through programs to retain employees. Precision relies heavily on its safety record and reputation to attract and retain employees as industry manpower shortages are often experienced in peak operating periods. In 2008, the successful recruiting program, Toughnecks, was initiated to help mitigate these issues.
Financial Performance
Precision maximizes revenue without sacrificing operating margins. Key financial information is unitized on a per day or per hour basis and compared to established benchmarks and past performance. Precision evaluates the relative strength of its financial position by monitoring its working capital and debt ratios. The Company’s 2009 focus was to reduce long-term debt while preserving strong profit margins. Returns on capital employed are monitored and incentive compensation is linked to returns generated compared to established benchmarks.
Specific measures, which represent in summary form the effectiveness of the factors above, are used to reward executives and eligible employees through incentive compensation plans. These measures include:
•	Safety performance – total recordable incident frequency per 200,000 man-hours:
Measure against prior year performance and current year industry performance in Canada and the United States, as applicable.
•	Operational performance – rig down time for repair as measured by time not billed to customer:
Measure against predetermined target of available billable time.
•	Key field employee retention – senior field employee retention rates:
Measure against predetermined target of retention.
•	Financial performance – return on capital employed calculated as a percentage of operating earnings (before non-cash decommissioning charges) divided by total assets less current liabilities:
Measure against predetermined target percentage.
•	Financial performance – unit value performance for year against industry peer group, adjusted for dividends or distributions.
Measure against predetermined selection of competitors in peer group.

18     MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL AND LIQUIDITY MANAGEMENT
The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisition and internal growth opportunities at all points in the business cycle.
Operating within a highly variable cost structure, Precision’s upgrade and maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Expansion capital for new rig build programs require 2 – 5 year term contracts in order to mitigate capital recovery risk. Until Precision has better visibility of a recovery within the oilfield services sector capital expenditures will be limited to $75 million in 2010.
In managing foreign exchange risk, Precision matches the currency of its debt obligations with the currency of the supporting operations cash flows. Interest rate risk is minimized through hedging activities and by reducing debt.
Precision expects to remain in compliance with financial covenants under its secured facility and expects to have complete access to credit lines during 2010. As at December 31, 2009 the Trust complied with the covenants under the secured facility. Precision successfully amended certain financial covenant terms of the secured facility to provide greater flexibility. Due to the fact that attractively priced term contracts are expiring and the spot market and utilization, while improving, have not returned to prior levels, rolling 12 month EBITDA performance may be lower over coming quarters, Precision expects to carry significant cash to preserve optimal liquidity. The Trust will consider further voluntary long-term debt reduction as industry fundamentals stabilize and operating cash flow forecasts become clear.
Access to certain capital markets, especially the United States high yield debt market, have opened considerably over the past three quarters and Precision may consider opportunities to gain greater financial flexibility and lower cost of debt over the current blended cost of approximately 8.4%.
Precision began 2009 with a US$1.2 billion senior secured credit facility (the “Secured Facility”) that was guaranteed by the Trust and was comprised of US$800 million of term loans and a US$400 million revolving facility and a US$400 million unsecured bridge credit facility (the “Unsecured Facility” and, together with the Secured Facility, the “Credit Facilities”) that was also guaranteed by the Trust. The Credit Facilities funded the cash portion of the acquisition and refinanced the pre-closing Precision bank debt and certain pre-closing debt obligations of Grey Wolf. The Unsecured Facility was used in the repurchase of US$262 million principal amount of Grey Wolf convertible notes tendered for repurchase by holders under a change of control offer made in the first quarter of 2009.
In April 2009, Precision completed a private placement of $175 million principal amount of 10% senior unsecured notes (the “Senior Notes”). The proceeds from the issuance of the Senior Notes were used to reduce the obligations of Precision under the Unsecured Facility.
During the second quarter of 2009, Precision fully repaid the Unsecured Facility and completed syndication of the Secured Facility.
As at December 31, 2009 after giving effect to payments, prepayments, commitment reductions and reallocations between the Term Loan A Facility and the Term Loan B Facility during the year the Secured Facility consisted of:
•	a term loan A facility in an aggregate principal amount of $289 million (the “Term Loan A Facility”);
•	a term loan B facility in an aggregate principal amount of $422 million (the “Term Loan B Facility”); and
•	a revolving credit facility in the amount of US$260 million (the “Revolving Credit Facility”).

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     19

Secured Facility
The Secured Facility contains a number of affirmative covenants as well as a number of covenants that, among other things, restrict, subject to certain exceptions, the Trust’s, Precision’s and their subsidiaries’ ability to: (i) incur additional indebtedness; (ii) sell assets; (iii) pay dividends and distributions (including by the Trust to Unitholders) or purchase the Trust’s, Precision’s or their subsidiaries’ capital stock or trust units; (iv) make investments or acquisitions; (v) incur liens on their assets; (vi) enter into mergers, consolidations or amalgamations; and (vii) make capital expenditures.
The following is a summary of the material terms of the Secured Facility:
•	a maximum total leverage ratio of 3.00 to 1.00 as at the last day of any period of four consecutive fiscal quarters of the Trust, except that such maximum ratio is 3.50 to 1.00 for any such period ending after December 31, 2009 and on or prior to December 31, 2011;
•	a minimum interest coverage ratio of 3.00 to 1.00 for any period of four consecutive fiscal quarters of the Trust, except that such minimum ratio is 2.75 to 1.00 for any such period ending after December 31, 2009 and on or prior to December 31, 2011;
•	a minimum fixed charge coverage ratio for any period of four consecutive fiscal quarters of the Trust beginning March 31, 2009 of: (i) 1.00 to 1.00 for any such period ending on or prior to December 31, 2010; and (ii) 1.05 to 1.00 for any such period ending after December 31, 2010;
•	the following amounts are required to be used as prepayments of the term loans: (i) 100% of the net cash proceeds of any incurrence of debt by the Trust, Precision or their subsidiaries (subject to certain exceptions); (ii) 100% of the net cash proceeds of certain sales or other dispositions of any assets belonging to the Trust, Precision or their subsidiaries, except to the extent the Trust, Precision or their subsidiaries use the proceeds from the sale or disposition to acquire, improve or repair assets useful in their business within a specified period; and (iii) 75% of the Trust’s annual excess cash flow, which percentage will be reduced to 50%, 25% and 0% if the Trust achieves and maintains a consolidated leverage ratio of less than 2.00 to 1.00, 1.25 to 1.00, and 0.75 to 1.00, respectively. In addition to mandatory prepayments, Precision has the option to prepay the loans under the Secured Facility generally without premium or penalty, other than customary “breakage” costs for Eurodollar rate loans;
•	limits on distributions based on 20% of the Trust’s operating cash flow before changes in working capital, provided that 50% of operating cash flow generated in excess of certain base case projections will also be permitted to be paid as distributions, subject to an overall cap of 30% of aggregate operating cash flow before changes in working capital;
•	covenants that limit the Trust’s capital expenditures above an agreed base-case, allowing for certain exceptions; and
•	the Trust, Precision and their material subsidiaries organized in Canada or the United States (other than certain excluded subsidiaries) and each other subsidiary that becomes a party to the collateral documents (collectively, the “Subsidiary Guarantors”) have pledged substantially all of their tangible and intangible assets (with certain exceptions) that are located in Canada or the United States as collateral, secured by a perfected first priority lien, subject to certain permitted liens. In addition, the Trust and the Subsidiary Guarantors have guaranteed the obligations of Precision under the Secured Facility.
The Secured Facility also contains customary affirmative covenants and events of default.
The interest rate on loans under the Secured Facility denominated in United States dollars is, at the option of Precision, either a margin over an adjusted United States base rate (the “ABR rate”) or a margin over a Eurodollar rate (“libor”). The interest rate on loans denominated in Canadian dollars is, at the option of Precision, a margin over the Canadian prime rate or a margin over the bankers’ acceptance rate. Certain of the margins on the Revolving Credit Facility are subject to reduction based upon a leverage test.

20     MANAGEMENT’S DISCUSSION AND ANALYSIS

The Revolving Credit Facility provides for a commitment fee of 0.60% (subject to reduction based on a leverage test) on the unused portion; a fee on the outstanding amount of the letters of credit denominated in United States dollars equal to the margin applicable to the Eurodollar rate; and a fee on the outstanding amount of the letters of credit denominated in Canadian dollars equal to the margin applicable to the bankers’ acceptance rate (subject to reduction for non-financial letters of credit). Up to US$200 million of the Revolving Credit Facility is available for letters of credit in United States dollars and/or Canadian dollars.
During the second quarter of 2009, Precision entered into an interest rate swap arrangement to fix the libor rate at 1.7% on US$250 million of the Term Loan A Facility (with scheduled reductions in the balance through September 2013) and paid US$2.1 million for a libor interest rate cap of 3.25% on US$350 million of the Term Loan B Facility (with scheduled reductions in the balance through December 2013). The net amount owing under the interest rate derivative contracts is settled quarterly. At December 31, 2009 the change in fair value of these interest rate derivative contracts was $0.4 million.
The Term Loan A Facility is repayable in quarterly installments in aggregate annual amounts equal to 10% of the principal amount in 2010 and 2011, 15% of the principal amount in 2012 and 2013, with the balance payable on December 23, 2013, the final maturity date. Due to prepayments made in 2009 the required principal payment for 2010 is nominal.
The Term Loan B Facility is repayable in quarterly installments in an aggregate annual amount equal to 5% of the principal amount (after giving effect to reallocations of amounts between the Term Loan A Facility and the Term Loan B Facility) with the balance payable on September 30, 2014, the final maturity date. Due to the prepayments made in 2009 the required principal payment for 2010 is nil.
Unsecured Senior Notes
The unsecured Senior Notes, issued on April 22, 2009, have an eight-year term, with one-third of the initial outstanding principal amount payable on each of the 6th, 7th and 8th anniversaries of the closing date of the private placement. Interest on the Senior Notes is 10% per annum, payable quarterly in arrears, provided that Precision is able, in certain circumstances, to defer the payment of that interest for as much as two years, in which case the interest rate is increased to 12% and interest becomes payable on both the principal amount of the Senior Notes and the amount of the deferred interest, until the deferred interest is paid in full. The Senior Notes are unsecured and have been guaranteed by the Trust and each subsidiary of the Trust that guaranteed the Secured Facility.
The terms of the Senior Notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Trust’s, Precision’s and their subsidiaries’ ability to: (i) incur additional indebtedness; (ii) sell assets; (iii) pay dividends and distributions (including by the Trust to Unitholders) or purchase the Trust’s, Precision’s or their subsidiaries’ capital stock or trust units; (iv) make investments or acquisitions; (v) incur liens on their assets; (vi) enter into mergers, consolidations or amalgamations; and (vii) make capital expenditures.
The Senior Notes also contain customary affirmative covenants and events of default.
Terms of the Senior Notes also require Precision to use a specified percentage of excess cash flow to repay indebtedness under the Secured Facility in circumstances where the Trust’s consolidated debt to capitalization ratio (following the conversion of the Trust to a corporation) as at the last day of any fiscal year is in excess of 0.30 to 1.00, in addition to the prepayments from excess cash flow required to be made under the Secured Facility.

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     21

General
The terms of the documents governing the Credit Facilities contain provisions that in effect ensure that the lenders have priority as to payment over the unitholders in respect to the assets and income of the Trust and its subsidiaries. Therefore, under certain conditions, amounts due and owing to the lenders under the Credit Facilities must be paid before any distributions can be made to unitholders.
As at December 31, 2009, approximately $711 million was outstanding under the Secured Facility and approximately $175 million was outstanding under the Senior Notes. The Revolving Credit Facility may be redrawn by Precision in the future to fund capital expenditures or for other corporate purposes.
During 2009 the Trust generated cash from continuing operations of $505 million and the issuance of Trust units for net proceeds of $413 million. The cash generated was used to purchase property plant and equipment net of disposal proceeds and related non-cash working capital of $204 million, repay long-term debt of $565 million, pay additional finance charges of $22 million, pay an income tax reassessment of $7 million, and make cash distributions to unitholders of $27 million. This was offset by a $24 million unrealized foreign exchange loss on holding foreign cash.
The Trust exited 2009 with a long-term debt to long-term debt plus equity ratio of 0.22 compared to 0.37 in 2008 and a ratio of long-term debt to cash provided by continuing operations of 1.48 compared to 3.98 in 2008.
In addition to the Secured Facility and the Senior Notes, Precision also has an uncommitted operating facility of $25 million which is utilized for working capital management and the issuance of letters of credit.
Precision’s contractual obligations are outlined in the following table:

	Payments Due by Period
(Stated in thousands of Canadian dollars)	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years

Long-term debt	$885,984	$ 223	$108,580	$602,181	$175,000
Interest on long-term debt	350,367	74,619	144,825	109,060	21,863
Rig construction	32,963	—	32,963	—	—
Operating leases	27,665	11,034	11,879	3,190	1,562
Contractual incentive plans (1)	23,606	9,028	14,578	—	—

Total contractual obligations	$1,320,585	$94,904	$312,825	$714,431	$198,425

(1)	Includes amounts not yet accrued at December 31, 2009 but payable at the end of the contract term. Unit based compensation amounts disclosed at year-end unit price. Precision has multiple long-term incentive plans (“LTIP”) which compensate officers and key employees through cash payments at the end of a stated term.
Outstanding Unit Data

	March 10,	December 31,	December 31,	December 31,
	2010	2009	2008	2007

Trust units	275,516,778	275,516,778	160,042,065	125,587,919
Exchangeable LP units	118,820	118,820	151,583	170,005

Total units outstanding	275,635,598	275,635,598	160,193,648	125,757,924

Deferred Trust units outstanding	290,732	290,732	54,543	18,280

Warrants outstanding	15,000,000	15,000,000	—	—

Trust unit options outstanding	3,641,200	1,787,700	—	—

In 2009 cash distributions declared were $6.4 million or $0.04 per diluted unit, a decrease of $194 million or $1.52 per diluted unit from the previous year.

22     MANAGEMENT’S DISCUSSION AND ANALYSIS

In February 2009 Precision announced the suspension of cash distributions for an indefinite period. The suspension of distributions was taken in response to lower financial operating performance and allowed Precision to increase debt repayment capability and balance sheet strength. Precision initiated a number of cost reduction and cash generation plans in 2009 designed to strengthen its capability to reduce net long-term debt and improve its underlying credit quality and capital structure. The near-term management strategy involves retaining sufficient funds from available distributable cash to repay debt and finance upgrade capital expenditures as well as working capital needs. Planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations.
In February 2010, Precision announced its intention to convert to a growth-oriented corporation (the “Conversion”) pursuant to a plan of arrangement under the Business Corporations Act (Alberta). Precision anticipates seeking approval from unitholders in conjunction with its 2010 annual and special meeting of unitholders (the “Meeting”) to be held May 11, 2010, and, if approved by the unitholders, expects to complete the Conversion by May 31, 2010.

Years ended December 31,
(Stated in thousands of Canadian dollars)	2009	2008	2007

Cash provided by continuing operations (A)	$504,729	$343,910	$484,115
Net earnings (B)	$161,703	$302,730	$345,776
Distributions declared (C)	$6,408	$224,688	$276,667
Excess of cash provided by operations over distributions declared (A-C)	$498,321	$119,222	$207,448
Excess of net earnings over distributions declared (B-C)	$155,295	$78,042	$69,109

(Stated in thousands of Canadian dollars except per unit amounts)	2009	2008	2007

Units outstanding	275,635,598	160,193,648	125,757,924
Year-end unit price (1)	$7.65	$10.07	$15.09

Units at market	$2,108,612	$1,613,150	$1,897,687
Long-term debt	748,725	1,368,349	119,826
Less: Working capital	(320,860)	(345,329)	(140,374)

Enterprise value	$2,536,477	$2,636,170	$1,877,139

(1)	As per the Toronto Stock Exchange.

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     23

Precision Drilling Trust
CONSOLIDATED FINANCIAL RESULTS
CONSOLIDATED OVERVIEW
SUMMARY OF CONSOLIDATED STATEMENTS OF EARNINGS
(Stated in thousands of Canadian dollars)

Years ended December 31,	2009	2008	2007

Revenue:
Contract Drilling Services	$1,030,852	$809,317	$694,340
Completion and Production Services	176,422	308,624	327,471
Inter-segment elimination	(9,828)	(16,050)	(12,610)

	1,197,446	1,101,891	1,009,201
EBITDA: (1)
Contract Drilling Services	397,467	359,137	329,351
Completion and Production Services	42,499	109,054	132,030
Corporate and Other	(32,965)	(31,655)	(24,306)

	407,001	436,536	437,075

Depreciation and amortization	138,000	83,829	71,604
Loss on asset decommissioning	82,173	—	6,722

Operating earnings (1)	186,828	352,707	358,749
Foreign exchange	(122,846)	(2,041)	2,398
Finance charges	147,401	14,174	7,318

Earnings from continuing operations before income taxes	162,273	340,574	349,033
Income taxes	570	37,844	6,213

Earnings from continuing operations	161,703	302,730	342,820
Discontinued operations, net of tax	—	—	2,956

Net earnings	$161,703	$302,730	$345,776

(1)	Non-GAAP measure. See page 48.

24     MANAGEMENT’S DISCUSSION AND ANALYSIS

(1)	Non-GAAP measure see page 48.
For the year ended December 31, 2009, net earnings were $162 million or $0.63 per diluted unit, a decrease of $141 million or 47% compared to $303 million or $2.23 per diluted unit for the year ended December 31, 2008. Net earnings decreased due to the loss from decommissioning rigs, increased financing charges and lower utilization rates throughout North America partially offset by growth in Precision’s rig fleet in the United States. Earnings were supported by high-margin term contracts and a $123 million foreign exchange gain, but these favourable factors did not offset lower earnings from the sharp reduction in equipment utilization and customer pricing compared to 2008 results. Rig utilization days for 2009 were 5% higher than the prior year due to fourth quarter 2008 acquisition growth in Precision’s United States operations. EBITDA for 2009 totaled $407 million, a 7% decrease from $437 million in 2008.
The industry and Precision experienced declining utilization during 2009 as customer spending was dramatically reduced because of lower oil and natural gas prices. For the year, West Texas Intermediate (“WTI”) crude oil averaged US$61.83 per barrel versus US$99.67 in 2008 and Henry Hub natural gas averaged US$3.92 per MMBtu versus US$8.84 in 2008. On Canadian markets the average price for AECO natural gas one-year forward was $5.26 per MMBtu in 2009 compared to $8.74 in 2008.

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     25

Currency exchange rates can impact commodity prices and have always had an impact on industry fundamentals in the Canadian market. Precision reports its financial results in Canadian dollars and currency translation can result in significant foreign exchange gains or losses on operations outside Canada and United States dollar denominated monetary positions. At December 31, 2009 Precision reported a U.S. dollar net monetary liability position of $570 million. During 2009 Precision reported a $123 million foreign exchange gain as a result of the Canadian dollar appreciating 17% against the U.S. dollar.
During 2009 there were about 8,250 wells drilled in western Canada on a rig release basis, a 50% decline from the 16,441 drilled in 2008, while total industry drilling operating days decreased by 42% to about 78,000. The average industry drilling operating days per well in 2009 was 9.5 compared to 8.2 in 2008. In the United States, for 2009, a total of approximately 36,250 industry wells were drilled representing a 38% decrease from the 58,229 wells drilled in 2008.
QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per diluted unit amounts)

Year ended December 31, 2009	Q1	Q2	Q3	Q4	Year

Revenue	$448,445	$209,597	$253,337	$286,067	$1,197,446
EBITDA (1)	169,387	59,260	85,739	92,615	407,001
Net earnings	57,417	57,475	71,696	(24,885)	161,703
Per diluted unit (2)	0.28	0.22	0.25	(0.09)	0.63
Cash provided by operations	201,596	212,554	19,948	70,631	504,729
Distributions to unitholders — declared	$6,408	$—	$—	$—	$6,408

Year ended December 31, 2008	Q1	Q2	Q3	Q4	Year

Revenue	$342,689	$138,514	$285,639	$335,049	$1,101,891
EBITDA (1)	147,347	35,574	118,820	134,795	436,536
Net earnings	106,266	21,739	82,349	92,376	302,730
Per diluted unit (2)	0.79	0.16	0.61	0.66	2.23
Cash provided by operations	57,307	200,458	3,241	82,904	343,910
Distributions to unitholders — declared	$49,046	$49,045	$49,046	$77,551	$224,688

(1)	Non-GAAP measure. See page 48.

(2)	Net earnings per diluted unit have been adjusted to reflect the rights offering completed in the second quarter of 2009. See Note 18 to the audited consolidated financial statements.
The Canadian drilling industry is subject to seasonality with activity peaking during the winter months in the fourth and first quarters. As temperatures rise in the spring, the ground thaws and becomes unstable. Government road bans severely restrict activity in the second quarter in Canada before equipment is moved for summer drilling programs in the third quarter. These seasonal trends typically lead to quarterly fluctuations in operating results and working capital requirements. In contrast the activity in the United States is not subject to the same level of seasonal interruptions and therefore operating results and working capital fluctuations are more subtle.

26     MANAGEMENT’S DISCUSSION AND ANALYSIS

FOURTH QUARTER 2009
For the fourth quarter ended December 31, 2009 Precision recorded a net loss of $25 million or $0.09 per diluted unit compared to net earnings of $92 million or $0.66 per diluted unit in the fourth quarter of 2008. During the fourth quarter Precision decommissioned 38 drilling rigs, 30 well servicing rigs and nine snubbing units resulting in a non-cash loss on asset decommissioning of $82 million and a net loss per diluted unit after tax of $0.20.
Revenue of $286 million in the fourth quarter was 15% lower than the prior year period. The decrease was due to low natural gas prices that led to a sharp reduction in the demand for drilling and servicing of natural gas wells. The decrease was partially mitigated by Precision’s 2008 expansion initiatives through organic and acquisition growth in the United States onshore contract drilling rig market. Precision marketed an average United States fleet of 159 drilling rigs during the fourth quarter of 2009 as compared to a fleet of 40 drilling rigs in 2008. Revenue in Precision’s Canadian Contract Drilling Services division decreased 37% while revenue declined 38% in the Canadian-based Completion and Production Services segment compared to the fourth quarter of 2008. The mix of drilling rigs under term contracts and on technically advanced well-to-well programs supported relatively strong average rig dayrate results in the fourth quarter of 2009.
Drilling rig utilization days (spud to rig release plus move days) in Canada during the fourth quarter of 2009 were 6,595, a decrease of 27% compared to 9,066 in 2008. Drilling rig activity for Precision in the United States was 82% higher than the same quarter of 2008 due to acquisition growth in December 2008. Prior to the acquisition of Grey Wolf, Precision did not have any drilling rigs operating internationally in the fourth quarter of 2008 compared to 172 utilization days in the current quarter from operations in Mexico. Service rig activity declined 24% from the prior year period, with the service rig fleet generating 60,108 operating hours in the fourth quarter of 2009 compared with 79,507 hours in 2008 for utilization of 29% and 38%, respectively. The reduction was the result of lower service rig demand due to decreased drilling activity and spending on production maintenance of existing wells.
The Trust reported EBITDA for the fourth quarter of $93 million compared with $135 million for the fourth quarter of 2008. Consistent with the previous quarter, Precision’s term contract position, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain and maintenance facilities served to limit the declines.
In the Contract Drilling Services segment, revenue for the fourth quarter of 2009 decreased by 8% to $239 million while EBITDA decreased by 24% to $89 million compared to the same period in 2008. The decrease in revenue was due to lower activity and dayrates partially offset by acquisition growth in late December 2008. Accordingly, the decline in EBITDA was due to lower rig utilization and lower customer pricing, partially mitigated by Precision’s strong term contract position. The reduction was further mitigated through fixed cost reductions and vertical business support in Canada, aided by the addition of supply chain management in United States operations during the second half of 2009.
During the fourth quarter the Contract Drilling Services segment recognized a loss of $68 million related to the decommissioning of 38 drilling rigs. Depreciation for the quarter was $14 million higher than 2008 due to the increase in United States activity and asset mix associated with higher performance Tier I and II rig utilization and acquisition growth. The segment applies the unit of production method in calculating rig depreciation expense.

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     27

In the Completion and Production Services segment, revenue for the fourth quarter of 2009 decreased by 38% from the comparable quarter of 2008 to $49 million while EBITDA declined by 51% to $13 million. The decrease in revenue and EBITDA is attributed to the decline in industry activity as customers reduced spending in response to sharply lower oil and natural gas commodity prices.
Service rig activity declined 24% from the prior year period, with the service rig fleet generating 60,108 operating hours in the fourth quarter of 2009 compared with 79,507 hours in 2008 for utilization of 29% and 38%, respectively. The reduction was the result of lower service rig demand due to decreased drilling activity and spending on maintenance of existing wells. New well completions accounted for 28% of service rig operating hours in the fourth quarter compared to 36% in the same quarter in 2008. Well completions in Canada in the fourth quarter were down 75% from the same quarter in 2008.
In the fourth quarter the Completion and Production Services segment recorded a $14 million loss related to the decommissioning of 30 well servicing rigs and nine snubbing units. Depreciation in the fourth quarter of 2009 was higher than the prior year period due to a gain on disposal of property recorded in 2008. The segment applies the unit of production method in calculating well servicing rig depreciation expense.
Total operating costs increased from 54% of revenue in the fourth quarter of 2008 to 59% in 2009 due to an increase in United States based turnkey operations where the drilling contractor is responsible for a larger scope of costs with a commensurate increase in revenue, and the impact of fixed costs and lower average dayrates.
General and administrative expense for the fourth quarter of 2009 was $24 million, an increase of $5 million over the prior year. The increase was due to the growth in the United States operation.
Depreciation and amortization expense in the fourth quarter of 2009 was $35 million compared with $23 million in the same period on 2008. The increase is attributable to the increased United States contract drilling operation and depreciation recorded on a higher asset base.
Net financing charges of $34 million for the fourth quarter of 2009 were $27 million higher than the prior year. Included in financing charges is $14 million for the amortization of deferred financing costs which includes an $8 million charge associated with the voluntary debt prepayments in the fourth quarter of 2009. Interest on long-term debt in the quarter was $21 million and reflected reduced debt levels that resulted from refinancing activities throughout the year. The increase in interest expense over the prior year is attributable to higher long-term debt associated with the acquisition of Grey Wolf.
In the fourth quarter of 2009 capital expenditures were $14 million, a decrease of $85 million over the same period in 2008 and included $6 million on expansionary initiatives and $8 million on the upgrade of existing assets.

28     MANAGEMENT’S DISCUSSION AND ANALYSIS

Precision Drilling Trust
BUSINESS SEGMENT RESULTS
Precision’s operations are carried out in two segments: Contract Drilling Services and Completion and Production Services. The Contract Drilling Services segment includes land drilling services, camp and catering services, procurement and distribution of oilfield supplies and the manufacture and refurbishment of drilling and service rig equipment. The Completion and Production Services segment includes service rigs for well completion and workover services, snubbing services, wastewater treatment services and the rental of oilfield surface equipment, tubulars, well control equipment and wellsite accommodations.
The Contract Drilling Services segment comprises a number of vertically integrated subsidiaries operating in the United States, Canada and internationally. These subsidiaries are engaged primarily in providing onshore well drilling services to exploration and production companies in the oil and natural gas industry.
At December 31, 2009, the Contract Drilling Services segment comprised:
•	203 land drilling rigs in Canada;

•	146 land drilling rigs in the United States;

•	two land drilling rigs in Mexico;

•	one land drilling rig in Chile;

•	96 drilling and base camps in Canada;

•	engineering, manufacturing and repair services primarily for Precision’s operations; and

•	centralized procurement, inventory and distribution of consumable supplies primarily for Precision’s Canadian, United States and Mexico operations.
The Completion and Production Services segment operates primarily in Canada, providing completion, workover and ancillary services to oil and natural gas exploration and production companies. At December 31, 2009, Precision’s Completion and Production Services segment comprised:
•	200 well completion and workover service rigs;

•	20 snubbing units;

•	approximately 11,300 oilfield rental items including well control equipment, surface equipment, specialty tubulars and wellsite accommodation units; and

•	78 wastewater treatment units.

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     29

Business lines are organized in two segments to align with the dynamics of customer markets and processes. This encompasses the initial drilling of oil and natural gas wells, Contract Drilling Services, and the subsequent completion and workover of wells to optimize production volumes, Completion and Production Services. These segments have been integrated with internal support infrastructure to optimize customer service delivery and lower costs.
An integral element in Precision’s North American operations is vertical integration through internal supply procurement and distribution that supports rig operations and all other Precision businesses. This support serves to efficiently handle a high volume of transactions and channel supplier relationships to enhance product quality selection and standardization. Information system automation has streamlined the procurement, supply distribution and decision making process.
Precision also has an equipment manufacturing, repair and certification division that supports rig operations. This division provides rig manufacturing capabilities and engineering to facilitate new rig construction and the upkeep of operating assets. Specialized machining, skilled tradesmen and management has allowed Precision to optimize its capital allocation through quality workmanship, project planning, retention of intellectual property and cost savings.
Precision’s vertical integration is further complemented by rig manufacturing engineering in the drilling division. Rigs built by Precision are designed for greater safety and operating efficiency to deliver well cost savings to customers. High performance drilling rigs combine high mobility, automated pipe handling, advanced control systems, minimal environmental impact, and highly trained crews.
CONTRACT DRILLING SERVICES
Precision began operating in western Canada as a land drilling contractor in the 1950s. A combination of new equipment purchases and acquisitions over the last 21 years has expanded fleet capacity and added complementary businesses. For the past decade, Precision has been Canada’s largest oilfield services provider and with the acquisition of Grey Wolf in 2008 is the second largest North American land drilling contractor.
Precision currently comprises 25% of the Canadian land drilling market, about 6% of the United States market and has an emerging international presence.
Precision’s rigs are marketed in three classes: Tier I, Tier II and Tier III. Tier I drilling rigs are high performance, of newer design and manufacture, capable of drilling directionally or horizontally more efficiently, are highly mobile requiring fewer trucking loads and often include the following capabilities: highly mechanized tubular handling equipment; integrated top drive or top drive adaptability; advanced mechanical, silicone controlled rectifier (SCR), and AC power distribution and control efficiencies; electronic control of the majority of operating parameters; specialized drilling tubular; and high-capacity mud pumps. Tier I drilling rigs are better suited to meet the challenges of complex customer resource exploitation requirements in the North American shale and unconventional plays.
Tier II drilling rigs are high performance rigs where new equipment and modifications have been applied to improve performance and enhance directional and horizontal drilling capability. Improvements include: some mechanization of tubular handling equipment; top drive adaptability; mechanical or SCR type power systems; increased hook load and or racking capabilities; upgraded power generating, control systems and other major components; and high-capacity mud pumps. Tier II rigs are usually less mobile than Tier I rigs.
Tier III includes rigs which still provide an acceptable level of performance but would require major equipment upgrades to meet the criteria of a Tier II or Tier I rig. Tier III rigs are typically conventional mechanical rigs with limited mechanization and limited directional capability and are particularly well suited for less challenging drilling programs.

30     MANAGEMENT’S DISCUSSION AND ANALYSIS

Rig tiers are not an indication that a rig from a different tier does not have the capabilities to provide an acceptable level of service but rather to distinguish among rigs where improvements have been effectively applied to provide an increased level of performance through the application of various advanced equipment and associated technologies.
Following is a chart of Precision drilling rigs by tier classification as at December 31, 2009:

Horsepower	< 1000	1000-1500	>1500	Total

Tier I	55	45	9	109
Tier II	72	44	24	140
Tier III	80	17	6	103

Total	207	106	39	352

CONTRACT DRILLING FINANCIAL RESULTS
(Stated in thousands of Canadian dollars, except where indicated)

		% of		% of		% of
Years ended December 31,	2009	Revenue	2008	Revenue	2007	Revenue

Revenue	$1,030,852		$809,317		$694,340
Expenses:
Operating	578,225	56.1	425,051	52.5	345,043	49.7
General and administrative	55,160	5.3	25,129	3.1	19,946	2.9

EBITDA (1)	397,467	38.6	359,137	44.4	329,351	47.4
Depreciation and amortization	118,889	11.5	57,076	7.1	40,660	5.9
Loss on asset decommissioning	67,794	6.6	—	—	2,460	0.3

Operating earnings (1)	$210,784	20.4	$302,061	37.3	$286,231	41.2

		% Increase		% Increase		% Increase
	2009	(Decrease)	2008	(Decrease)	2007	(Decrease)

Number of drilling rigs (end of year)	352	(5.9)	374	52.7	245	1.7
Drilling utilization days (operating and moving):
Canada	21,229	(38.4)	34,488	(0.2)	34,572	(32.3)
United States	22,672	183.2	8,006	281.6	2,098	n/m
International	710	346.5	159	n/m	—	—
Drilling revenue per utilization day:
Canada	$17,824	8.6	$16,420	(2.5)	$16,833	(6.5)
United States (in US$)	$19,882	(8.0)	$21,610	(7.9)	$23,473	(8.5)
Drilling statistics: (2)
Number of wells drilled	2,198	(45.9)	4,061	(13.9)	4,718	(23.7)
Average days per well	8.6	13.2	7.6	16.9	6.5	(9.7)
Number of metres drilled (000s)	3,316	(39.0)	5,440	(6.4)	5,813	(25.6)
Average metres per well	1,509	12.6	1,340	8.8	1,232	(2.5)

(1)	Non-GAAP measure. See page 48.

(2)	Canadian operations only.

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     31

2009 Compared to 2008
The Contract Drilling Services segment generated revenue of $1,031 million in 2009, 27% more than the $809 million in 2008. An increase in drilling activity resulting mainly from Precision’s acquisition in December 2008 of Grey Wolf was offset by lower customer demand on an industry wide basis and corresponding lower average day rates in both Canada and the United States.
Operating earnings of $211 million decreased by $92 million or 30% from $302 million in 2008 and was 20% of revenue in 2009 compared to 37% in 2008. The decrease is primarily due to lower revenue and the decommissioning of 38 drilling rigs during the fourth quarter resulting in a non-cash charge to earnings of $68 million. Operating expenses were 56% of revenue in 2009 compared to 53% in 2008 mainly due product mix and the associated higher percentage of United States activity. General and administrative expense was higher in the year due to the full year impact of the Grey Wolf acquisition. Depreciation expense, most of which is calculated on the unit of production method, doubled over the prior year due to slightly higher overall utilization days and a mix towards Tier I and Tier II drilling rigs with a significantly higher cost base.
Capital expenditures for the Contract Drilling Services segment in 2009 were $183 million and included $163 million to expand the underlying asset base and $20 million to upgrade existing equipment. The majority of the expansion capital was associated with Precision’s 2008 rig build program where 16 rigs were completed for operations in the United States and Canada.
Canadian Drilling division revenues decreased $188 million or 33% to $378 million from $566 million in 2008. Low oil prices in the first quarter and depressed natural gas price throughout 2009 resulted in about 8,250 wells drilled in Canada, its lowest wells drilled since 1992. Although industry total well count fell by 50% last year, horizontal drilling held up as operators exploited tight oil and natural gas plays with horizontal well bores and multi-stage fractures.
Precision’s Canadian 2009 year end rig count declined to 203 from 220 in 2008 due in part to the decommissioning of 26 Tier III rigs at year end. The industry drilling rig fleet was reduced to about 800 drilling rigs at the end of 2009 and operating day utilization decreased to 25%, a 17 percentage point decline. Industry operating days in Canada decreased to 78,005 mainly due to continued uncertainty about future natural gas commodity prices.
Average drilling rig utilization day rates for Precision rigs in Canada increased by 9% in 2009. Proportionately more activity from Precision’s contract rigs and Tier I rigs which typically receive a dayrate premium was offset by competitive pricing in the spot market.
Canadian Drilling operating earnings as a percent of revenue decreased by 12 percentage points to 25% of revenue in 2009 primarily due to the decommissioning of 26 rigs and lower customer demand. Normalized for the loss on asset decommissioning, higher dayrates combined with costs saving initiatives allowed for Canadian Drilling operating earnings percentage to be maintained.
The United States drilling division revenues increased $418 million or 220% over 2008 to $608 million. Drilling rig activity was 183% higher in 2009 due to the acquisition growth in December 2008.
Average drilling rig utilization day rates in the United States decreased 8% in 2009 from 2008. The decrease in rates was marginal due to a reduction in term contracted rigs and margin contributions from idle but contracted rigs.

32     MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA generated from United States operating activities of $216 million increased $124 million or 134% from $92 million in 2008 primarily due to an increase in activity from the rig fleet growth during 2008, primarily with the acquisition of Grey Wolf in December 2008. Operating expenses increased from 49% of revenue in 2008 to 59% in 2009. The increase was mainly due to higher maintenance and repair costs for the rig fleet compared to the relatively new rig fleet during 2008, fixed costs spread over lower activity levels and a decrease in average drilling rates due to a more competitive environment.
LRG Catering activity and revenue fell by 44% and 40% respectively in 2009 as operators sought economic alternatives to on-site accommodations. To achieve greater cost control, LRG brought the purchasing and warehousing of its grocery items in-house.
Rostel Industries and Columbia Oilfield Supply divisions provided valuable support, best measured by the efficiencies and contributions made to Precision through cost savings. Rostel’s expertise provided Precision control over rig construction and enhanced cost control. Columbia leveraged its volume purchasing advantage and supplier relationships to provide timely and reliable supplies to keep Precision’s rigs operating and allows Precision to standardize product use and quality.
2008 Compared to 2007
The Contract Drilling Services segment generated revenue of $809 million in 2008, 17% more than the $694 million in 2007. The increase was due to a nearly four-fold increase in our United States rig activity that was partially offset by lower than average day rates in both Canada and the United States.
Operating earnings of $302 million increased $16 million or 6% from $286 million in 2007 and were 37% of revenue in 2008 compared to 41% in 2007. The increase is mainly due to greater United States activity.
Capital expenditures for the Contract Drilling Services segment in 2008 were $203 million and included $163 million to expand the underlying asset base and $40 million to upgrade existing equipment. The majority of the expansion capital was associated with Precision’s 2008 rig build program where 18 rigs were being constructed for operations in the United States and Canada.
Canadian Drilling division revenues decreased $16 million or 3% over 2007 to $566 million due to a decrease in customer demand mainly in the fourth quarter as the global economic slowdown took hold.
Canadian Drilling operating earnings decreased by 14% over 2007 due to lower activity and pricing in the first half of 2008 and higher depreciation expense for the year due to a change in rig mix and higher cost base associated with high performance deeper rigs.
The United States drilling division revenues increased $139 million or 273% over 2007 to $190 million. The increase was due to strong utilization and the addition of 17 rigs through organic growth and the inclusion of Grey Wolf for eight days in 2008. Drilling rig activity in 2008 was up 5,908 utilization days or 282% overall compared to 2007.
United States operating earnings of $73 million increased $48 million or 192% from $25 million in 2007 primarily due to an increase in activity from the rig fleet growth during 2008. Operating expenses increased from 42% of revenue in 2007 to 49% in 2008. The increase was mainly due to higher maintenance and repair costs for the rig fleet compared to the relatively new rig fleet during 2007.

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     33

COMPLETION AND PRODUCTION SERVICES
Precision’s Completion and Production Services completes wells that have been drilled and provides maintenance services to wells that have been placed into production. The underlying well program parameters determine the type of service rig and ancillary services best suited to workover a particular well. Service rigs are versatile and capable of working on both oil and natural gas wells. Design and technological improvements have made equipment offerings more competitive through efficiency gains and wide market appeal to a broad range of well requirements.
Precision’s service rigs and snubbing units each comprise about 20% of their respective Canadian markets. In addition to completing and servicing wells with rigs, the segment offers snubbing services to wells while pressurized, a broad mix of rental equipment and wastewater treatment for remote accommodations.
The configuration of Precision Well Servicing’s Canadian fleet as at December 31 for the past four years is illustrated in the following table:

Type of Service Rig	Horsepower	2009	2008	2007	2006

Singles:
Mobile	150-400	—	2	5	12
Freestanding mobile	150-400	94	97	94	92
Doubles:
Mobile	250-550	28	42	43	44
Freestanding mobile	200-550	30	23	9	9
Skid	300-860	30	48	55	65
Slants:
Freestanding	250-400	18	17	17	15

Total		200	229	223	237

A freestanding service rig lowers costs for customers through set up efficiency and minimal ground disturbance which reduces the risk of striking underground utilities.
COMPLETION AND PRODUCTION SERVICES FINANCIAL RESULTS
(Stated in thousands of Canadian dollars, except where indicated)

		% of		% of		% of
Years ended December 31,	2009	Revenue	2008	Revenue	2007	Revenue

Revenue	$176,422		$308,624		$327,471
Expenses:
Operating	123,846	70.2	188,705	61.2	183,661	56.1
General and administrative	10,077	5.7	10,865	3.5	11,780	3.6

EBITDA (1)	42,499	24.1	109,054	35.3	132,030	40.3
Depreciation and amortization	17,186	9.7	22,966	7.4	27,159	8.3
Loss on asset decommissioning	14,379	8.2	—	—	4,262	1.3

Operating earnings (1)	$10,934	6.2	$86,088	27.9	$100,609	30.7

		% Increase		% Increase		% Increase
	2009	(Decrease)	2008	(Decrease)	2007	(Decrease)

Number of service rigs (end of year)	200	(12.7)	229	2.7	223	(5.9)
Service rig operating hours	207,361	(38.1)	335,127	(5.9)	355,997	(25.9)
Revenue per operating hour	$652	(7.9)	$708	(3.0)	$730	2.5

(1)	Non-GAAP measure. See page 48.

34     MANAGEMENT’S DISCUSSION AND ANALYSIS

2009 Compared to 2008
The Completion and Production Services segment revenue decreased by $132 million to $176 million mainly due to the decline in industry activity as customers reduced spending in response to sharply lower oil and natural gas prices.
Operating earnings decreased by $75 million or 87% and was 6% of revenue in 2009 compared to 28% in 2008 due mainly to lower service activity during the year and a $14 million charge for the decommission of 30 service rigs and nine snubbing units. Operating expenses increased from 61% of revenue in 2008 to 70% in 2009. On an hourly operating basis, costs increased due to higher crew wages and lower equipment utilization resulted in increased daily or hourly operating costs associated with fixed operating cost components. Depreciation expense for the year decreased 25% from the prior year due to lower operating activity.
Capital spending in 2009 of $3 million, down 88% from $24 million in 2008, included capital to complete the construction of a service rig and two wastewater treatment units, and for service rig and snubbing unit upgrades.
The Precision Well Servicing division revenue decreased by $102 million or 43% over 2008 to $135 million as operating rates moved downward in conjunction with reduced activity levels. Price decreases established in the first quarter of 2009 impacted operating rates for all of 2009.
With a lag between the drilling and completion of a well, the industry reported 9,348 well completions in 2009, 52% lower than the 19,340 well completions in 2008. There are currently about 180,000 producing wells within the WCSB which has sustained an ongoing maintenance demand to ensure continuous and efficient production.
Industry fleet capacity in 2009 was slightly lower with approximately 1,050 compared to about 1,100 rigs at the end of 2008. High industry capacity coupled with a significant decrease in well completions and lower workover activity kept market pricing competitive. There was also a rising number of wells where rig-less or coiled tubing methods are employed.
Live Well Service division revenue for 2009 was $10 million as activity decreased by 52% over 2008 due to weak natural gas prices and a shift from customer demand away from rig-assist units to self-contained snubbing units.
Precision Rentals division revenue decreased to $26 million, which was $15 million or 37% lower than 2008 as activity was impacted by lower drilling and well servicing activity. Each of Precision Rental’s three major product lines; surface equipment, tubulars equipment, and wellsite accommodations, experienced year-over-year declines in rates which was brought on by excess industry equipment and pricing pressures.
The Terra Water Systems division generated revenue of $5 million in 2009 compared to $6 million in 2008, a decrease of 18%.

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     35

2008 Compared to 2007
The Completion and Production Services segment revenue decreased by $19 million to $309 million mainly due to a decline in industry completion and production activity.
Operating earnings decreased by $15 million or 14% and was 28% of revenue in 2008 compared to 31% in 2007 due mainly to lower service activity during the year. Operating expenses increased from 56% of revenue in 2007 to 61% in 2008. The margin decrease was primarily attributed to crew wage rate increases in October 2008 and lower equipment utilization which resulted in higher daily or hourly operating costs associated with fixed operating cost components.
Capital spending in 2008 of $24 million, down 11% from $27 million in 2007, included $7 million for expansion capital and $17 million for the replacement of transporter trucks, doghouses, snubbing unit trucks, drill pipe for rental tanks and a new operating facility. Additionally, in the third quarter of 2008 six service rigs and support equipment were acquired from a third party for $16 million.
The Precision Well Servicing division revenue decreased by $23 million or 9% over 2007 to $237 million as operating rates moved downward in conjunction with reduced activity levels. Price decreases established in the fourth quarter of 2007 impacted most of 2008 with an upward adjustment in the fourth quarter. Operating earnings decreased by 25% over 2007. Costs were higher due to increased crew wages and fuel costs. Capital expenditures in 2008 included the construction a new service rig, continuation of long-term plans to upgrade and standardize equipment and completion of a new operating facility.
Live Well Service activity increased by 10% over 2007 with revenues of $24 million due to higher activity from self-contained units which generate higher operating rates than rig-assist snubbing units. In 2008, Live Well added a self-contained unit and a rack and pinion unit to the fleet.
Precision Rentals generated revenues of $42 million, which was $3 million or 6% lower than 2007. Each of Precision Rental’s three major product lines experienced year-over-year revenue declines due to low utilization from excess industry capacity and lower pricing.
The Terra Water Systems division generated revenue of $6 million in 2008 compared to $5 million in 2007, an increase of 28%.
CORPORATE AND OTHER ITEMS
2009 Compared to 2008
Corporate and Other Expenses
Corporate and other expenses were in-line with the prior year at $35 million.
Foreign Exchange
The foreign exchange gain for the current year was $123 million compared to a gain of $2 million in the prior year. The increase was the result of translation gains on United States dollar denominated debt and the weakening of the U.S. dollar relative to the Canadian dollar offset marginally by losses on the translation of foreign dollar denominated monetary assets. At the start of 2009, 92% of the long-term debt was denominated in U.S. dollars whereas as a result of repayments and refinancing through the year as at the end of 2009, 78% of the debt was denominated in U.S. dollars.
Financing Charges
Net financing charges of $147 million increased by $133 million compared to 2008. This increase was attributable to the higher average debt outstanding during 2008 compared to the prior year and the interest associated with the new credit facilities as part of the Grey Wolf acquisition completed December 23, 2008. Included in financing charges is the amortization of debt issue costs for $26 million compared to $1 million in 2008.

36     MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes
The Trust’s effective income tax rate, before enacted tax rate reductions, on earnings from continuing operations before income taxes was nil in 2009 compared to 11% in 2008. The year-over-year decrease in the effective income tax rate was largely due to a foreign exchange gains and income taxed at lower rates.
The Trust incurs taxes to the extent there are certain provincial capital taxes, as well as taxes on the taxable income, of its underlying subsidiaries. In addition, future income taxes arise from differences between the accounting and tax basis of the Trust and its operating entities’ assets and liabilities.
2008 Compared to 2007
Corporate and Other Expenses
Corporate and other expenses increased by $7 million or 43% from 2007 to $35 million. This increase was primarily due to a $4 million long-term incentive plan accrual in 2008 compared to a $4 million recovery in 2007. Increased foreign exchange losses on the translation of United States dollar denominated debt resulting from a strengthening United States dollar were incurred in 2008.
Finance Charges
Net finance charges of $14 million increased by $7 million compared to 2007. This reduction was primarily attributable to the higher average debt outstanding during 2008 compared to 2007 and the interest associated with the credit facilities as part of the Grey Wolf acquisition.
Income Taxes
The Trust’s effective income tax rate, before enacted tax rate reductions, on earnings from continuing operations before income taxes was 11% in 2008 compared to 8% in 2007. The comparatively low effective income tax rate was primarily a result of the shifting of the income tax burden of the Trust to its unitholders. The year-over-year increase in the effective income tax rate was largely a result of taxes associated with Precision’s United States operations.
During 2007 the Government of Canada passed legislation to reduce the federal income tax rates to 15% by 2012. These enacted tax rate reductions resulted in a $22 million future tax recovery in 2007, with no comparable recovery in 2008.
Discontinued Operations
A $3 million gain, net of tax, on discontinued operations was recorded in 2007. The gain arose on the receipt of additional consideration associated with a 2005 business divestiture.
RESULTS BY GEOGRAPHIC SEGMENT
(Stated in thousands of Canadian dollars)

Years ended December 31,	2009	2008	2007

Revenue:
Canada	$569,013	$909,001	$958,937
United States	608,109	189,796	51,082
International	23,748	4,686	—
Inter-segment elimination	(3,424)	(1,592)	(818)

	$1,197,446	$1,101,891	$1,009,201

Total Assets:
Canada	$1,639,046	$1,741,462	$1,651,920
United States	2,498,909	3,033,378	108,683
International	53,758	58,862	2,874

	$4,191,713	$4,833,702	$1,763,477

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     37

Precision Drilling Trust
CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING STANDARDS AND INTERNATIONAL FINANCIAL REPORTING
STANDARDS
CRITICAL ACCOUNTING ESTIMATES
This Management’s Discussion and Analysis of Precision’s financial condition and results of operations is based on Precision’s consolidated financial statements which are prepared in accordance with Canadian GAAP. These principles differ in certain respects from United States GAAP and these differences are described and quantified in Note 21 to the consolidated financial statements.
The Trust’s significant accounting policies are described in Note 2 to the consolidated financial statements. The preparation of the financial statements requires that certain estimates and judgments be made that affect the reported assets, liabilities, revenues and expenses. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Anticipating future events cannot be done with certainty, therefore, these estimates may change as new events occur, more experience is acquired and as the Trust’s operating environment changes.
Following are the accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to Precision’s reporting of results of operations and financial positions.
Allowance for Doubtful Accounts Receivable
Precision performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. Precision’s history of bad debt losses has been within expectations and generally limited to specific customer circumstances. However, given the cyclical nature of the oil and natural gas industry in Canada, the current state of debt and equity markets and the inherent risk of successfully finding hydrocarbon reserves, a customer’s ability to fulfill its payment obligations can change suddenly and without notice. In cases where creditworthiness is uncertain, services are provided on receipt of cash in advance, on receipt of a letter of credit, on deposit of monies in trust or services are declined.
Impairment of Long-lived Assets
Long-lived assets, which include property, plant and equipment, intangibles and goodwill, comprise the majority of Precision’s assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This requires Precision to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future. During the fourth quarter of 2009, Precision completed its assessment and concluded that there was no impairment of the carrying value of goodwill.

38     MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation and Amortization
Precision’s property, plant and equipment and its intangible assets are depreciated and amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.
Income Taxes
The Trust and its subsidiaries follow the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when it is more likely than not that some portion or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with Precision’s future tax assets.
The business and operations of Precision are complex and Precision has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as Precision’s interpretation of relevant tax legislation and regulations. Precision’s management believes that the provision for income tax is adequate.
NEW ACCOUNTING STANDARDS
New Canadian accounting standards were released in 2009 with an effective date of January 1, 2011 with early adoption permitted:
•	Section 1582 “Business Combinations” will require most assets acquired and liabilities assumed, including contingent consideration to be measured at fair value and that all acquisition costs to be expensed.

•	Section 1602 “Non-controlling Interests” will require that non-controlling interests be recognized as a separate component of equity and that net earnings be calculated without a deduction for non-controlling interest.

•	Section 1601 “Consolidated Financial Statements” establishes standards for the preparation of consolidated financial statements.
The Trust is currently evaluating the impact of the new Sections, 1582, 1602, and 1601 and will consider if the standards should be adopted in 2010. These new Canadian standards are aligned with International Financial Reporting Standards (IFRS) therefore early adoption would eliminate adjustments in the transition to IFRS.
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
Precision is required to report its financial results in accordance with IFRS from January 1, 2011, the changeover date set by Accounting Standards Board (AcSB). IFRS compliant comparative financial information for one year will be required on the effective date, therefore the transition date for adoption of IFRS is January 1, 2010.
Good project management practices are essential for a successful transition. Precision has established an IFRS project team and a Steering Committee to oversee the work performed by the project team. The project team provides quarterly status updates to the Steering Committee and the Audit Committee of the Board of Directors. Key stakeholders within the company are kept informed of the project status via project reports and an internal newsletter. Training to the various groups impacted by the transition is being imparted on a formal and informal basis throughout the course of the project.

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A preliminary diagnostic assessment conducted by Precision had highlighted five key areas of impact to financial reporting namely; capital asset componentization; financial statement disclosure; provisions; asset impairments; and IFRS 1 “First Time Adoption of International Financial Reporting Standards” (“IFRS 1”). Additional assessments performed by the project team, determined that differences between Canadian GAAP and IFRS with respect to provisions does not have a significant impact to Precision’s financial reporting process as the IFRS standards exist at this time. It was further established that income tax standards under IFRS will have a relatively greater impact on Precision’s financial reporting process.
With respect to the key areas of impact to Precision’s financial reporting process, following is a status update:
Capital Assets
Componentization
Under IFRS, each separate component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. Canadian GAAP provides no guidance on the cost of a component and the replacement of components, and is less specific than IFRS about the level at which component accounting is required. Under Canadian GAAP, Precision depreciated each major asset as one item. As an example, under Canadian GAAP Precision depreciates an entire drilling rig as one item whereas under IFRS Precision has identified three separate components which will be depreciated using the unit of production method but with separate and distinct lives. To accommodate the new component accounting requirement, modifications were made to the Precision’s Enterprise Resource Planning (ERP) system. All changes to the ERP system have been completed and tested.
Precision will also implement a new idle asset depreciation policy to depreciate assets that are idle for a period of time. The parameters of the policy are currently being established.
The change to componentization and an idle asset depreciation policy will result in an increase to depreciation and amortization expense which is currently being quantified.
Accounting policy choice
Under IFRS, an entity can choose either the cost model or the revaluation model as its accounting policy and shall apply that policy to an entire class of property, plant and equipment. Precision has opted for the cost model for recognition and measurement of ongoing asset transactions after its adoption of IFRS in 2011. In addition to the above accounting policy choice, IFRS 1 grants an optional election, whereby an entity can measure the carrying amount of an item of property, plant and equipment at the date of transition on the basis of fair value, to alleviate the need to rebuild historical records of property, plant and equipment as if IFRS provisions had always been used by Precision. Precision has opted to not use the fair value election and is rebuilding historical cost records under IFRS provisions.
Asset qualification criteria
Under IFRS, the qualification criterion for capital expenditure has now been expanded beyond betterment to include all material costs whereby future economic benefits will flow to the entity. Effectively, this requirement redefines Precision’s policy with respect to capital versus repairs and maintenance. The existing policy prohibits the replacement of existing equipment unless it qualifies as betterment. IFRS will require Precision to capitalize replacement parts and service costs except those that pertain to the day-to-day operation of the asset.

40     MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Statement Disclosure
With IFRS and Canadian GAAP both being principle based frameworks, there are minimal differences in the general principles for preparation of financial statements. However there are differences between classification of items and nature and extent of notes disclosures required under IFRS. IFRS prescribes minimum content requirements for balance sheet (called Statement of Financial Position) and also requires classification of expenses as either by nature or by function. Precision is currently reviewing the detailed requirements for presentation of financial statements under IFRS. Sample financial statements will be drafted thereafter and reviewed by the Steering Committee.
Income Taxes
In October 2009, after reviewing the numerous comment letters received from the constituents, the International Accounting Standards Board (IASB) decided not to finalize the income tax exposure draft into a new Income Taxes standard. Therefore, it is currently anticipated that the existing IAS 12 — Income Taxes standard will be applicable to Precision at adoption of IFRS.
An impact assessment of differences between incomes taxes under Canadian GAAP and IFRS has been completed and is currently being analyzed to address the identified differences.
Impairments
The definition of an asset group under Canadian GAAP and IFRS is a key difference between the two standards. Under IFRS, a cash-generating unit (CGU) is the smallest group of assets that generates cash inflows from continuing use that largely are independent of the cash inflows of other assets or groups thereof. As a result of this, impairment testing under IFRS will be performed at a lower level in the entity as compared to Canadian GAAP. Precision’s individual assets do not have independent cash flows and there is a high degree of interchangeability between individual assets. Therefore, under IFRS Precision anticipates assessing impairment by grouping assets in various categories with each category defined as a CGU. There are a number of other differences between the actual impairment test under Canadian GAAP and IFRS. The most significant difference is that the asset impairment under IFRS test is one step based and it is discounted. The IFRS project team is finalizing Precision’s impairment test model, considering the requirements under IFRS. The new impairment model will first be used for testing asset impairment at the date of transition.
IFRS 1 — First Time Adoption
Generally on first time adoption of IFRS, an entity is required to retrospectively apply all IFRS standards. The process to restate all Canadian GAAP accounting records since inception of the entity into IFRS would be an enormous task. Recognizing this major impediment to adopting IFRS, the standard setters developed IFRS 1. This standard provides some relief from the full retrospective application in the form of mandatory and optional exemptions. Precision has identified the IFRS 1 elections and is completing the calculations to estimate the impact on the financial statements.
A potentially significant election available relates to business combinations (IFRS 3). IFRS 1 allows Precision not to restate business combinations prior to the date of transition to IFRS or an earlier date as elected by Precision. There are a number of other optional elections available to Precision that are being assessed as part of the transition to IFRS.

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     41

A summary of significant activities and deadlines within the plan along with their current status is as follows:

Key Activity	Deadlines/Milestones	Status at December 31, 2009

Financial Statement Preparation:

•   Identify differences in Canadian GAAP/IFRS accounting policies.
•   Select entity’s continuing IFRS policies.
•   Select entity’s IFRS 1 choices.
•   Develop financial statement format.
•   Identify IFRS 1 disclosures for 2010

•   Identify Canadian GAAP/IFRS differences Q1 2009.
•   Identify and evaluate IFRS 1 options Q1 2009.
•   Identify disclosure requirements under IFRS Q4 2009.
•   Ready for complete IFRS reporting in 2011 financial year including comparative financial statements for 2010 financial year.

•   IFRS 1 elections have been evaluated. Detailed calculations are underway to establish impact on financial statements.
•   Disclosure requirements have been established. Processes are currently being implemented to gather additional information where applicable.
•   Transition statements are being drafted. Collection of information for comparative financial statements has begun.

Infrastructure:

• Determine and develop IFRS expertise needed at all levels within the entity. • Determine and implement information technology changes needed to be fully IFRS compliant.	• Identify and train IFRS project team Q1 2009. • Ready for parallel processing of 2010 general ledger using IFRS accounting procedures, Q1 2010.
•   IFRS project team was established and trained in Q1, 2009. Formal training was imparted to Finance team and IFRS project team in February and September 2009.
•   Configuration of Precision’s Enterprise Resource System for capital assets has been completed and tested.

Business Policy Assessment:

• Identify impact on financial covenants and renegotiate/ redefine as needed. • Identify impact on compensation plans and change as required. • Evaluate impact on customer and supplier contracts.	• Impact of IFRS on debt covenants to be identified • Review compensation plans by Q4, 2010 • Renegotiate and amend customer and supplier contracts by Q3, 2010 if needed.	• Assessment of impact of IFRS conversion on compensation plans, debt covenants and customer and supplier contracts is in progress.

Control Environment:

• Assess impact on design and effectiveness of internal control over financial reporting. • Assess impact on design and effectiveness of disclosure controls and procedures.	• Update business process and information technology controls documentation by end of Q4, 2010. • Update CEO/CFO certifications process by end of Q4, 2010 for SOX 302.
•   Documentation of revised business process and information technology controls as a result of IFRS changes has commenced. It is expected to be completed by Q4, 2010.
•   Assessment of impact to the CEO/CFO certification process is in progress.

The above disclosure is made keeping in mind the Trust’s circumstances as of today in order to help stakeholders understand the impact of the transition on various aspects of financial reporting. The Trust’s circumstances may change during the course of the project resulting in the need to change some or all of the key activities and deadlines/milestones disclosed above.

42     MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW OF BUSINESS RISKS
The discussion of risk that follows is not a complete representation. Additional information related to risks is disclosed in the 2009 Annual Information Form filed with SEDAR and available at www.sedar.com. Also refer to the “Cautionary Statement Regarding Forward-Looking Information and Statements” on page 3.
Certain activities of Precision are affected by factors that are beyond its control or influence. The drilling rig, camp and catering, service rig, snubbing, rentals, wastewater treatment and related service businesses and activities of Precision in Canada and the drilling rig, camp and catering and rentals business and activities of Precision in the United States are directly affected by fluctuations in exploration, development and production activity carried on by its customers which, in turn, is dictated by numerous factors including world energy prices and government policies. The addition, elimination or curtailment of government regulations and incentives could have a significant impact on the oil and natural gas business in Canada and the United States. These factors could lead to a decline in the demand for Precision’s services, resulting in a material adverse effect on revenues, cash flows, earnings and cash distributions to unitholders.
Crude Oil and Natural Gas Prices
Precision sells its services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are prime drivers for pricing and profitability within the oilfield services industry. Generally, when commodity prices are relatively high, demand for Precision’s services are high, while the opposite is true when commodity prices are low. The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network. As natural gas is most economically transported in its gaseous state via pipeline, its market is dependent on pipeline infrastructure and is subject to regional supply and demand factors. However, recent developments in the transportation of LNG in ocean going tanker ships have introduced an element of globalization to the natural gas market. Crude oil and natural gas prices are quite volatile, which accounts for much of the cyclical nature of the oilfield services business.
To partially mitigate the risk associated with demand for our services Precision maintains as variable a cost structure as it can while continuing to enable it to provide the level of service expected of its customers.
Business is Seasonal and Highly Variable
In Canada and the northern part of the United States, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels and placing an increased level of importance on the location of Precision’s equipment prior to imposition of the road bans. The timing and length of road bans is dependent upon the weather conditions leading to the spring thaw and the weather conditions during the thawing period. Additionally, certain oil and natural gas producing areas are located in areas of western Canada that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise unable to relocate to another site should the muskeg thaw unexpectedly. Precision’s business results depend, at least in part, upon the severity and duration of the winter season.

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Customer Merger and Acquisition Activity
Merger and acquisition activity in the oil and natural gas exploration and production sector can impact demand for Precision’s services as customers focus on internal reorganization activities prior to committing funds to significant drilling and capital maintenance projects.
To partially mitigate the risk associated with customer dependency, Precision strives to maintain a broad client base and diversified geographic positioning.
Workforce Availability
Precision may not be able to find enough skilled labour to meet its needs, which could limit its growth. As a result, Precision may have problems finding enough skilled and unskilled laborers in the future if demand for its services increases. If Precision is not able to increase its service rates sufficiently to compensate for similar wage rate increases, its operating results may be adversely affected.
To mitigate labour risk Precision closely monitors crew availability for field operations. To retain and attract field personnel Precision focuses on initiatives that provide a safe and productive work environment, opportunity for advancement and added wage security. Precision works to ensure future field personnel requirements through programs like its “Toughnecks” recruiting program.
Credit Market Conditions May Adversely Affect Business
The ability to make scheduled payments on or to refinance debt obligations depends on the financial condition and operating performance of the Trust, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. The credit markets have recently experienced and continue to experience adverse conditions. Continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect the Trust’s, or third parties it seeks to do business with, ability to access those markets. The Trust may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness.
In addition, there has been substantial uncertainty in the capital markets and access to financing is uncertain. These conditions could have an adverse effect on the industry in which the Trust operates and its business, including future operating results. Precision’s customers may curtail their drilling programs, which could result in a decrease in demand for drilling rigs and a reduction in dayrates, reduction in the number and profitability of turnkey jobs and/or utilization. In addition, certain customers could experience an inability to pay suppliers, including the Trust, in the event they are unable to access the capital markets to fund their business operations.
Access to Additional Financing
Precision may find it necessary in the future to obtain additional debt or equity financing through the Trust to support ongoing operations, to undertake capital expenditures, to repay existing indebtedness or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to Precision when needed or on terms acceptable or favourable to Precision. Precision’s inability to raise financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments or other business combination transactions could limit Precision’s growth and may have a material adverse effect upon Precision.
To mitigate credit and financing risks Precision regularly assesses its credit policies and capital structure. Management believes Precision currently maintains sufficient liquidity as described in its liquidity and capital management earlier in this report.

44     MANAGEMENT’S DISCUSSION AND ANALYSIS

Technology
Complex drilling programs for the exploration and development of remaining conventional and unconventional oil and natural gas reserves in North America demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand will depend on continuous improvement of existing rig technology such as drive systems, control systems, automation, mud systems and top drives to improve drilling efficiency. Precision’s ability to deliver equipment and services that are more efficient is critical to continued success. There is no assurance that competitors will not achieve technological improvements that are more advantageous, timely or cost effective than improvements developed by Precision.
To attempt to mitigate this risk Precision has an experienced internal engineering department that works closely with operations and marketing on equipment design and improvements.
Competitive Industry
The contract drilling business is highly competitive with numerous industry participants, and the drilling contracts Precision competes for are usually awarded on the basis of competitive bids. Management believes pricing and rig availability are the primary factors considered by Precision’s potential customers in determining which drilling contractor to select. Management believes other factors are also important. Among those factors are:
•	the drilling capabilities and condition of drilling rigs;

•	the quality of service and experience of rig crews;

•	the safety record of the contractor and the particular rig;

•	the offering of ancillary services;

•	the ability to provide equipment adaptable to, and personnel familiar with, new technologies and drilling techniques; and

•	the mobility and efficiency of rigs.
Capital Overbuild in the Drilling Industry
Because of the long life nature of drilling equipment and the lag between the moment a decision to build a rig is made and the moment the rig is placed into service, the number of rigs in the industry does not always correlate to the level of demand for those rigs. Periods of high demand often spur increased capital expenditures on rigs, and those capital expenditures may exceed actual demand. Management believes that there is currently an excess of rigs in the North American oil and gas industry in relation to current levels of demand. This capital overbuild could cause Precision’s competitors to lower their rates and could lead to a decrease in rates in the oilfield services industry generally, which would have an adverse effect on the revenues, cash flows and earnings of the Trust.
To mitigate the risk associated with industry competitiveness and capital overbuild, Precision has comprehensive strategic planning to align resource allocation, investment and competitiveness.
Tax Consequences of Previous Transactions Completed by Precision
The business and operations of Precision are complex and Precision has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as Precision’s interpretation of relevant tax legislation and regulations which Precision believes to be correct. Management also believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge Precision’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by Precision and the amount payable without penalties could be up to $400 million as of December 31, 2009. Any increase in tax liability would reduce the net assets of and funds available to the Trust.

PRECISION DRILLING TRUST 2009 ANNUAL REPORT     45

Environmental
There is growing concern about the apparent connection between the burning of fossil fuels and climate change. The issue of energy and the environment has created intense public debate in Canada and around the world in recent years that is likely to continue for the foreseeable future and could potentially have a significant impact on all aspects of the economy including the demand for hydrocarbons and resulting in lower demand for Precision’s services.
Precision maintains a comprehensive insurance and risk management program to protect its assets and operations. Precision monitors and complies with current environmental requirements.
United States Dollar Exchange Exposure
Precision’s operations in the United States have revenue, expenses, assets and liabilities denominated in United States dollars. As a result Precision’s income statement, balance sheet and statement of cash flow are impacted by changes in exchange rates between Canadian and United States currencies.
•	Translation of United States Subsidiaries

Precision’s United States operations are considered self-sustaining operations and are translated into Canadian dollars using the current rate method. Under this method, the assets and liabilities of Precision’s operations in the United States are recorded in the consolidated financial statements at the exchange rate in effect at the balance sheet dates and the unrealized gains and losses are included in other comprehensive income, a component of Unitholders’ equity. As a result, changes in the Canadian to United States dollar exchange rates could materially increase or decrease Precision’s United States dollar denominated net assets on consolidation which increase or decrease Unitholders’ equity. In addition, under certain circumstances Canadian GAAP requires foreign exchange gains and losses that are accumulated in other comprehensive income to be recorded as a foreign exchange gain or loss in the statement of earnings. Precision’s United States operations generate revenue and incur expenses in United States dollars and the United States dollar based earnings are converted into Canadian dollars for purposes of financial statement consolidation and reporting. The conversion of the United States dollar based revenue and expenses to a Canadian dollar basis does not result in a foreign exchange gain or loss but does result in lower or higher net earnings from United States operations than would have occurred had the exchange rate not changed. If the Canadian dollar strengthens versus the United States dollar, the Canadian dollar equivalent of net earnings from United States operations will be negatively impacted. Precision does not currently hedge any of its exposure related to the translation of United States dollar based earnings into Canadian dollars.

•	Transaction Exposure

Precision has long-term debt denominated in United States dollars. This debt is converted at the exchange rate in effect at the balance sheet dates with the resulting gains or losses included in the statement of earnings as “foreign exchange”. If the Canadian dollar strengthens versus the United States dollar, Precision will incur a foreign exchange gain from the translation of this debt. Currently, Precision has not designated any of this debt as a hedge against the net asset position of its self-sustaining United States operations. The vast majority of Precision’s United States operations are transacted in United States dollars. Transactions for Precision’s Canadian operations are primarily transacted in Canadian dollars. However, Precision occasionally purchases goods and supplies in United States dollars for Canadian operations. These types of transactions and foreign exchange exposure would not typically have a material impact on the Canadian operations’ financial results.
When Precision acquired Grey Wolf the debt was drawn in U.S. dollars which provided a natural hedge for the U.S. dollar settled operations. Other than natural hedges that arise from day-to-day operations, Precision monitor’s foreign exchange changes but does not currently maintain an active foreign currency hedge program.

46     MANAGEMENT’S DISCUSSION AND ANALYSIS

Safety Risk
Standards for the prevention of incidents in the oil and gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer specific safety requirements, and health and safety legislation. Management believes that Precision’s drilling and well servicing businesses are highly competitive with numerous competitors. A key factor considered by Precision’s customers in selecting oilfield service providers is safety. Deterioration in Precision’s safety performance could result in a decline in the demand for Precision’s services and could have a material adverse effect on its revenues, cash flows and earnings of the Trust.
Through its Target Zero program Precision maintains a comprehensive training and assessment program designed to work towards a vision of no work place incidents resulting in injury.
Dependence on Third Party Suppliers
Precision sources certain key rig components, raw materials, equipment and component parts from a variety of suppliers located in Canada, the United States and overseas. Precision also outsources some or all services for the construction of drilling and service rigs. While alternate suppliers exist for most of these components, materials, equipment, parts and services, cost increases, delays in delivery due to high activity or other unforeseen circumstances may be experienced. Precision maintains relationships with a number of key suppliers and contractors, maintains an inventory of key components, materials, equipment and parts and orders long lead time components in advance. However, if the current or alternate suppliers are unable to provide or deliver the necessary components, materials, equipment, parts and services, any resulting delays by Precision in the provision of services to its customers may have a material adverse effect on Precision’s business, revenues, cash flows, prospects and earnings of the Trust.
To mitigate this risk Precision maintains relationships with a number of key suppliers and uses internal procurement operations when appropriate.
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws. The information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.
As of December 31, 2009, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of Precision’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of Precision’s disclosure controls and procedures were effective as at December 31, 2009.
During the fourth quarter of 2009, there were no changes in internal control over financial reporting that materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.
It should be noted that while Precision’s President and Chief Executive Officer and Chief Financial Officer believe that the Trust’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Trust’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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NON-GAAP MEASURES
Precision uses certain measures that are not recognized under Canadian generally accepted accounting principles to assess performance and believe these non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance.
EBITDA
Management believes that in addition to net earnings, earnings before interest, taxes, loss on asset decommissioning, depreciation and amortization and foreign exchange (“EBITDA”) as derived from information reported in the Consolidated Statements of Earnings and Retained Earnings (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed, how funds are invested, how non-cash depreciation and amortization charges or how non-cash decommissioning charges affect results.
The following table provides a reconciliation of net earnings under GAAP as disclosed in the Consolidated Statement of Earnings and Retained Earnings (Deficit) to EBITDA.

(Stated in thousands of Canadian dollars)	2009	2008	2007

EBITDA	$407,001	$436,536	$437,075
Add (deduct):
Depreciation and amortization	(138,000)	(83,829)	(71,604)
Loss on asset decommissioning	(82,173)	—	(6,722)
Foreign exchange	122,846	2,041	(2,398)
Financing charges	(147,401)	(14,174)	(7,318)
Income taxes	(570)	(37,844)	(6,213)

Earnings from continuing operations	$161,703	$302,730	$342,820

Operating Earnings
Management believes that in addition to net earnings, operating earnings as reported in the Consolidated Statements of Earnings and Retained Earnings (Deficit) is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed. Operating earnings as calculated by Precision was changed in the year and it now excludes the effects of foreign exchange. The revised calculation is a better reflection of results from operations without consideration as to how results were impacted by foreign exchange.

(Stated in thousands of Canadian dollars)	2009	2008	2007

Operating earnings	$186,828	$352,707	$358,749
Add (deduct):
Foreign exchange	122,846	2,041	(2,398)
Financing charges	(147,401)	(14,174)	(7,318)
Income taxes	(570)	(37,844)	(6,213)

Earnings from continuing operations	$161,703	$302,730	$342,820

48     MANAGEMENT’S DISCUSSION AND ANALYSIS